Exhibit 99.61

Technical Report
On Gaocheng Ag-Zn-Pb Project,
And Shimentou Au-Ag-Zn-Pb Project,
Guangdong Province,
People’s Republic of China

Report Prepared for
Silvercorp Metals Inc.

Report Prepared by

April 2008

SRK Consulting
Technical Report on Guangdong Yunfu Projects	Page i

Technical Report
On Gaocheng Ag-Zn-Pb Project,
And Shimentou Au- Ag-Zn-Pb Project,
Guangdong Province,
People’s Republic of China

Report Prepared for

Silvercorp Metals Inc.

SRK Project Number SCN078
SRK Consulting China Ltd.
B1317 COFCO Plaza, Beijing, China

Contact:
Anson Xu - axu@srk. cn
www.srk. cn

April 2008

Compiled by:	Endorsed by:

Dr Anson Xu, MAusIMM	Dr Yonglian Sun, MAusIMM

Authors:
Jinhui Liu
Lanliang Niu
Dr Anson Xu
Zhaojun Wang

Peer Reviewed by:
Dr Bielin Shi

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Table of Contents

	List of Tables			v
	List of Figures			vi

1	Summary			1
	1.1	Summary of Principal Objectives		1
	1.2	Outline of Work Program		1
	1.3	Results		1

2	Introduction and Terms of Reference			8
	2.1	Program Objectives		8
	2.2	Purpose of the Report and Scope of Work		8
	2.3	Reporting Standard		8
	2.4	Work Program		8
	2.5	Project Team		9

3	Disclaimer			10

4	Abbreviations and Units			11

5	Property Description and Location			12
	5.1	Guangdong Projects		12
	5.2	Exploration Permits		12

6	Accessibility, Climate, Local Resources, Infrastructure, and Physiography			14

7	History			15
	7.1	History of Exploration		15
		7.1.1	Gaocheng property	15
		7.1.2	Shimentou property	16
	7.2	History of Mining		16
	7.3	History of Mineral Resources		16

8	Geological Setting			18
	8.1	Regional Geology		18
	8.2	Gaocheng Property Geology		20
	8.3	Shimentou Property Geology		22

9	Deposit Types			24
	9.1	Gaocheng Deposit		24
	9.2	Shimentou Deposit		24

10	Mineralization and Alteration			25
	10.1 Mineralization			25
		10.1.1 Gaocheng Property		25
		10.1.2 Shimentou Property		29
	10.2 Alterations			31
		10.2.1 Gaocheng Silver –Zinc-Lead Deposit		31
		10.2.2 Shimentou Gold-Silver Deposit		31

11	Exploration			32
	11.1 Gaocheng Property			32
		11.1.1 Soil Survey		33
		11.1.2 Topographic and Geological Mapping		33

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		11.1.3 Trenching and Pitting	33
		11.1.4 Underground Development	34
		11.1.5 Drilling	34
	11.2	Shimentou Property	36
		11.2.1 Soil Survey, Geological and topographical Mapping	37
		11.2.2 Trenching	37
		11.2.3 Drilling	39

12	Sampling Method and Approach		41
	12.1	Sampling Method for Trenches and Underground Development	41
	12.2	Sampling Method for Drilling Cores	41

13	Sample Preparation, Analyses and Security		42

14	Data Verification		43

15	Adjacent Properties		47

16	Mineral Resource and Mineral Reserve Estimates		49
	16.1	Data Evaluation	49
	16.2	Solid model	49
	16.3	Topography	50
	16.4	Compositing	51
	16.5	Specific Gravity	53
	16.6	Resource Estimate	53

17	Other Relevant Data and Information		58
	17.1	Metallurgical Test	58
		17.1.1 Mineralogy and Occurences of the Beneficial Elements	58
		17.1.2 Summary of the results of the metallurgical test	59
	17.2	Share Purchase Agreement between Silvercorp and Yangtze Gold Ltd	61

18	Interpretation and Conclusions		63
	18.1	Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of
		Gaocheng Project	63
	18.2	Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of
		Shimentou Project	63

19	Recommendations		64
	19.1	Recommendations for Gaocheng Project	64
		19.1.1 Recommendations on Further Work	64
		19.1.2 Proposed Programs and Budget	64
	19.2	Recommendations for Shimentou Project	64
		19.2.1 Recommendations on Exploration	64
		19.2.2 Proposed Programs and Budget	64

20	Date and Signature Page		66

21	Additional Information about Mine Operation and Production		67

22	References		68

23	Certificate of Qualified Persons		69
	23.1	Dr. Anson Xu	69
	23.2	Dr. Bielin Shi	71
	23.3	Jinhui Liu	73

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24	Consent of Authors	75

Appendices		76

Appendix 1- Resource and Reserve Standards		77

Appendix 2: Exploration Permits		79

Appendix 3: Assaying results of pulp duplicates for Gaocheng Project		82

Appendix 4: Detailed information about the resource estimate of Gaocheng deposit		89

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List of Tables

Table 5-1:	Exploration Permits owned by Yangzi	13
Table 7-1:	Resources of Shimentou project estimated by Guangdong Provincial Institute of Geological Survey (2005)	16
Table 10-1:	Geological characteristics of mineralized bodies of Gaocheng deposit	25
Table 10-2:	Characteristics of mineralized veins in Shimentou project	29
Table 11-1:	Main programs conducted on Gaocheng Property Since 2001	32
Table 11-2:	Core recoveries of the drill holes at Gaocheng Property	36
Table 11-3:	Main programs conducted on Shimentou Property Since 2003	37
Table 11-4:	Assays of Samples Taken from Some Trenches etc. of Shimentou Property	38
Table 11-5:	Core recoveries of the 2003-2004 drill holes at Shimentou Property	40
Table 11-6:	Assays of Samples Taken from Some Drill holes of Shimentou Property	40
Table 14-1:	Assaying results of filed checking samples and their original assays from Gaocheng property	43
Table 14-2:	Assaying results of filed checking samples and their original assays from Gaocheng property	44
Table 16-1:	Univariate Statistics of exploration data	51
Table 16-2:	Coefficient of variation of thickness of mineralized bodies in Gaocheng deposit	52
Table 16-3:	Coefficient of variation of grades of mineralized bodies in Gaocheng deposit	52
Table 16-4:	Technical and economic parameters	54
Table 16-5:	Summary of mineral resources in Gaocheng deposit	55
Table 17-1:	Summary of samples taken from Gaocheng deposit for a metallurgical test	58
Table 17-2:	Summary of mineralogy of the samples taken from Gaocheng deposit	58
Table 17-2:	Balance sheet of the ore processing test	60
Table 19-1:	Proposed Programs and Budget for Gaocheng Project	64
Table 19-2:	Proposed Programs and Budget for Shimentou Project	65

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List of Figures

Figure 5-1:	Location map, Yunfu, Guangdong Province	12
Figure 8-1:	Regional geological Map of the Projects	19
Figure 8-2:	A Regional geological Map of the Projects showing structures and geochemical anomalies	20
Figure 8-3:	Geological Map of Gaocheng Deposit	21
Figure 8-4:	Geological Map of Shimentou Deposit	22
Figure 10-1:	Cross-section on Line 36 of Gaocheng Deposit	26
Figure 10-2:	Cross-section on Line 10 of Shimentou Deposit	30
Figure 11-1.	Locations of Samples Taken from Some Trenches and Pits of Gaocheng Property	33
Figure 11-2:	Drill-hole locations at Gaocheng property	34
Figure 11-3:	Drill-holes shown at a cross-section at Gaocheng property	35
Figure 11-4:	Locations of Samples Taken from Shimentou Property	38
Figure 11-5:	Locations of drill holes in Shimentou Project Area	39
Figure 14-1:	Original assays vs. duplicate assays of Ag	44
Figure 14-2:	Original assays vs. duplicate assays of Zn	45
Figure 14-3:	Original assays vs. duplicate assays of Pb	46
Figure 15-1:	Zonation of Mineralization in Daganshan Mineralization Field	48
Figure 16-1:	Drill hole and Trench Location Plan	49
Figure 16-2:	Geological model in plan view of Gaocheng deposit using Surpac Software	50
Figure 16-3:	Plan view of topographic contour map	51
Figure 16-4:	Longitudinal projection map of V2 showing blocks	57
Figure 17-1:	Flowsheet of the closed circuit for the sequential flotation technique	60

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1	Summary

1.1	Summary of Principal Objectives

The objective of the project was to provide Silvercorp Metals Inc. (“Silvercorp”) with an independent technical report in Canadian NI43-101 (“NI 43-101”) format on Gaocheng Ag-Zn-Pb project and Shimentou Au-Ag-Pb-Zn in Guangdong province, China. S

1.2	Outline of Work Program

The technical review project was conducted in two phases.

    Phase 1 – travel to Yunfu, Guangdong Province, and Chengdu, Sichuan province, People’s Republic of China, for inspection of the properties and laboratories, interviews with related technical personnel, collection of check samples and return travel to Beijing. The SRK team visited the properties during the periods from June 4 to 9, 2007;
    Phase 2 –Compilation and peer review of a draft of the technical report for Silvercorp’s comments; and the finalisation of the report.
1.3	Results

Overall
Silvercorp is acquiring 95% shares of Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”). Anhui Yangtze possesses two exploration projects. The Gaocheng project is an advanced exploration project with defined NI43-101 resource which provides a basis for a preliminary economic assessment and for future development with more exploration work to be done. The Shimentou project is an exploration project which has been explored by geological and geochemical prospecting methods, and drilling, and some mineralized bodies have been defined with historical resource in Chinese standard. SRK reviewed the geology of both projects, and conducted a resource estimate of the Gaocheng project, and believes that further work is warranted for the projects.

Geology and Mineralization
Geologically, the projects’ area is located in the north-eastern margin of Luoding Basin, which is at the middle portion of uplift in Hua’nan (South China) Fold System. The deposits of the projects occur on the intersection of a north-easterly striking faulting zone and a near east-westerly striking faulting zone. North-east striking structures and arc structures form the basic geological framework of the region. The regional outcropped strata include Later Proterozoic Sinian sedimentary clastics and carbonate rocks, which host Ag-Pb-Zn multi-metallic deposits in the region, and Paleozoic Ordovician, Silurian, Devonian, Carboniferous sedimentary clastics and carbonate rocks which host some Cu-Pb-Zn, Mn and Au-Ag deposits, and Mesozoic Triassic coal-bearing clastics rocks, and Cretaceous red clastics rocks. Magmatic intrusive rock bodies intruded basically in the central area of an arc/ring structure, including Paleozoic granite batholiths, and Mesozoic granite stocks and dykes. The Mesozoic stocks and dykes intrude in the inner zone of the arc/ring structure, and are closely related to the Pb-Zn-Ag multi-metallic mineralization in the region.

Gaocheng Property
Mineralized bodies in Gaocheng property occur as veins within alteration zones in both a granite stock, and strata, which may reach more than a few meters wide along faults and into hanging wall and footwall, and are structurally controlled. There are totally 13 silver-lead-zinc mineralized bodies having been delineated in Gaocheng property area, which are divided into two groups, namely NWW striking and NE striking. The NWW-striking mineralized bodies are numbered, from north to south in turn, Mineralized bodies V3, V4, V6, V2-2, V2, V2-1, V7, V5, B5-1 and V8, which are nearly parallel dipping toward SE at an angle of 60-85°. The NE-striking mineralized bodies are numbered, from east to west in turn, Mineralized bodies V10 and V11, which are parallel in the NE

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striking and dip south-eastward at an angle of 60-75°. V2, V2-2, V6 and V7 are the main mineralized bodies.

Mineralized body V2
Principal mineralized body in the region, with the largest scale and relative rich grade. There are a number of geological exploration works on the surface and to the depth. The mineralized body occurs in the granite body within the NWW-striking fault, F7. The mineralized body occurs as a vein with a defined length of 1255m and defined depth of 466m, and an average horizontal thickness of 3.12m. The mineralized body is still open to depth. Figure 10-1 is a cross-section map showing the body. The average grades are Ag 128.29g/t, Pb1.62%, Zn 2.87%, and Sn 0.17% .

Mineralized body V2-2
The body is about 30m from and in the footwall of the Mineralized body V2. It also occurs in the granite body. The mineralized body appears as a vein striking generally 280-300°, dipping SW at angles of 60-80°. It has a defined length of 918m, a defined depth of 548m, and a horizontal thickness of 1.07m, and average grades of: Ag 66.18g/t, Pb 0.89%, Zn 2.50%, and Sn 0.11% .

Mineralized body V6
It is one of the main mineralized bodies in the deposit. The mineralized body is about 80-150m apart from Mineralized body V2. Fault F8 hosts the mineralized body within a granite body. The body generally strikes 280-300°, and dips SW at angles of 65-80°. The mineralized body appears as a narrow vein locally with swells. The body has a defined length of 1144m, a defined depth of 618m, and an average horizontal thickness of 1.03m. It contains average grades of Ag 97.68g/t, Pb 0.61%, Zn 5.01%, and Sn 0.09% .

Mineralized body V7
It is one of the main mineralized bodies in the property. The mineralized body is about 100m apart from the V2 and is hosted in the ore-bearing fault F8 within a granite body. The mineralized body generally strikes 275-300°, and dips SW at angles of 60-80°. It has a defined length of 891m, a defined depth of 315m, and an average horizontal thickness of 1.76m. The averages are Ag 56.93g/t, Pb 0.85%, Zn 2.77%, and Sn 0.12% .

The mineralized bodies are generally composed of silicified structural breccia and cata-clastic rocks. Ore minerals including pyrite, sphalerite and galena are distributed in string, veinlets, and crumb. Other metallic minerals include: pyrrhotite, magnetite and hematite, arsenopyrite, chalcopyrite, bornite, cassiterite, dialogite and limonite, etc.; as well as trace amount of wolframite, scheelite and antimonite, etc. The gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc. with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

Shimentou Property

The poly-metallic mineralization in the Shimentou deposit is both strata and structural controlled, and considered as a sedimentary-hydrothermal type deposit. The mineralized bodies occur in a certain layer of strata that is underneath a thick layer of pyrite-rich strata, as layer-like or lenses which may extend up to 4000 m along strike. The occurrence of the mineralization bodies is consistent with that of the host strata. A total of six mineralized bodies (V1, V2, V3, V5, V6 and V7) were defined. V1 and V2 occur in the black rock system near the bottom of the pyrite layer in Daganshan Formation, while V3, V5, V6 and V7 are hosted in the quartz rock of Daganshan Formation, occurring along the bed slipping fault zone with obvious late hydrothermal reformation effects. Of these mineralized bodies, V3, V7, and V2 are the main mineralized body.

Mineralized body V3
The mineralized body has a defined length of 1000m and a defined depth of 100m, dipping westward on the north of Line 1 and eastward on the south. Occurrences of the body vary, i.e. at the North

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section the occurrence is 250-290° (dip) ∠33-43° (angle); and at the South section, it is 100°∠ 43°. The vertical thickness of the mineralized body is 0.7-3.65m. The grades of the interception along Line 10 are 5.2 -8.87% and averaging 6.65% for Pb, 0.072-6.08% and averaging 1.14% for Zn, 45.4-344.0g/t averaging 134.50g/t for Ag, 0.0 -0.44 % and averaging 0.19% for Sn, and 0.17-1.79g/t and averaging 0.68g/t for Au.

Mineralized body V7
The mineralized body is distributed near Line 10. Its occurrence is 270-280° (dip) ∠36-40° (angle). It has a defined length of 300m, a defined depth of 145m, and vertical thickness of 2.27-7.59m. The grades are Pb 0.57-7.28%, averaging 5.73%, Zn 0.60-7.45%, averaging 5.87%, Ag 14.6-154.2g/t, averaging 122g/t, Sn 0.21-1.44% averaging 0.49%, and Au 0.05-0.43g/t, averaging 0.34g/t.

Mineralized body V2
The mineralized body has an occurrence of 80-88°∠ (dip) 38-40° (angle). The defined length is over 400m. According to the historic borehole data, its inclined depth is up to 500m. The vertical thickness is 1.17-3.21m. Grades are Pb 1.71-1.74%, averaging 1.65%; Zn 0.083-0.58%, averaging 0.27%; Ag 20.8-88.6g/t, averaging 31.37g/t; Sn 0.02-0.52%, averaging 0.24%; and Au 0.12-0.63g/t.

Main ore minerals include galena, sphalerite, pyrite, pyrrhotite, arsenopyrite, and cassiterite, etc. Gangue minerals mainly include quartz, feldspar, calcite, sericite and carbon, etc.

Mineral Resource

Gaocheng Property

SRK has reviewed all data and information available for the Gaocheng project, done some data verification, which allows SRK to conduct a NI43-101 mineral resource estimate for the deposit. During the resource estimate,

    The polygonal blocks were constructed on longitudinally projected sections using MapGIS, a MapInfo-like GIS software application which is widely used in China;
    Topographic control for the polygonal sections is taken from the topographic maps provided by Yangzi and appears to be reasonably reliable.
    The related technical and economic parameters are listed in the table below;
Parameter	Pb(%)	Zn(%)	Ag(g/t)	Sn(%)
Cut-off	0.7	0.7	40	0.1
Minimum block grade	1.5	1.5	100	0.2
Minimum mineable thickness (m)	0.8
Maximum band thickness (m)	2
If the thickness is less than the minimum mineable thickness, corresponding m.g/t or m.% values were used

    The maximum value of Ag is 1,110 g/t and the average Ag grade of the mineralized bodies is 125g/t Ag. The value of 700g/t is applied as top-cut grade for Ag estimation based on statistical anaylsis. No top-cut was applied to lead and zinc values.
    The current estimation is only for in situ resource; no internal or external dilution has been applied. Mined-out areas are excluded from the resource estimates.
    The specific gravity value used is 3.57;
    It is not easy to project mineralization over substantial distances because of the pinches-and- swells in mineralization. However, the mineralization shows relatively steady continuities in both thickness and grades. The current resource is preliminarily estimated based upon the data provided by Yangzi and complied by Dr Anson Xu, Principal Consultant at SRK China, and Member of the Austaliasian Institute of Mining of Metallurgy. The resource estimate was classified in compliance with the Australasian Code for the Reporting of Identified Mineral

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    Resources and Ore Reserves (JORC, 2004), and the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines (CIM Code).
    The initial classification process was based on an interpolation distance as defined as follows:
The resources were classified into Measured if the average weighted sample distance was less than 50m;

The resources were classified into Indicated if the average weighted sample distance was between 50m and 120m;

The resources were classified into Inferred if the average weighted sample distance was greater than 120m; or either the extrapolation of the Indicated resource.

The initial classification was reviewed visually. The difined resource categories were based on a combination of data density and geological confidence.

Table below provides a summary of the resource estimate for the Gaocheng deposit.

Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
V2	Measured	490033	207.24	1.30	3.98	0.14	101554	6393	19526	709
	Indicated	948659	111.39	1.62	2.33	0.15	105672	15391	22128	1441
	Inferred (o)	196979	277.17	1.78	0.11	0.14	54596	3500	210	272
	Inferred (s)	2493966	131.76	2.02	3.23	0.17	328600	50293	80487	4247
	Inferred	2690945	142.40	2.00	3.00	0.17	383196	53793	80698	4519
V2-1	Indicated	75895	50.44	1.18	2.26	0.12	3828	898	1715	95
	Inferred (o)	15395	82.20	0.27	0.03	0.00	1265	41	4	0
	Inferred (s)	293027	65.26	0.99	2.70	0.24	19122	2897	7905	708
	Inferred	308422	66.10	0.95	2.56	0.23	20387	2938	7910	708
V2-2	Indicated	84897	51.41	0.90	2.57	0.07	4365	761	2186	63
	Inferred (o)	90854	85.40	0.24	0.18	0.00	7759	220	164	0
	Inferred (s)	731122	54.25	0.87	2.64	0.11	39664	6376	19300	796
	Inferred	821976	57.69	0.80	2.37	0.10	47423	6597	19464	796
V3	Inferred (o)	38913	549.89	0.25	0.02	0.04	21398	97	8	16
	Inferred (s)	28455	114.11	10.89	8.95	0.04	3247	3100	2547	11
	Inferred	67368	365.83	4.75	3.79	0.04	24645	3197	2554	27
V4	Inferred (o)	80450	282.67	0.85	0.10	0.08	22741	680	80	66
	Inferred (s)	310616	187.87	0.88	1.15	0.08	58356	2721	3569	247
	Inferred	391066	207.37	0.87	0.93	0.08	81096	3401	3649	313
V5	Inferred (o)	26534	101.20	0.05	0.02	0.00	2685	14	6	0
	Inferred (s)	88669	342.48	2.19	1.50	0.07	30367	1944	1328	63
	Inferred	115203	286.91	1.70	1.16	0.06	33053	1958	1Inferred	63
V5-1	Inferred (o)	36518	197.94	1.09	0.07	0.01	7228	397	27	3
	Inferred (s)	27307	62.02	0.35	6.24	0.18	1694	95	1705	50
	Inferred	63825	139.79	0.77	2.71	0.08	8922	492	1732	53
V6	Inferred (o)	104856	247.54	0.82	0.07	0.15	25956	858	73	159
	Inferred (s)	1140652	84.64	0.62	5.50	0.12	96543	7028	62779	1325
	Inferred	1245508	98.35	0.63	5.05	0.12	122499	7886	62852	1484
V7	Indicated	154471	49.92	0.97	2.40	0.09	7711	1492	3704	142
	Inferred (o)	2998	102.50	0.11	0.36	0.04	307	3	11	1
	Inferred (s)	605937	53.05	0.92	2.51	0.10	32143	5593	15196	596
	Inferred	608935	53.29	0.92	2.50	0.10	32451	5597	15207	597

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Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
V7-1	Indicated	13456	72.76	2.56	1.97	0.08	979	345	265	11
	Inferred (o)	2544	102.50	0.11	0.36	0.04	261	3	9	1
	Inferred (s)	295224	161.60	1.09	2.99	0.10	47709	3224	8816	283
	Inferred	297768	161.10	1.08	2.96	0.10	47970	3227	8825	284
V8	Inferred (o)	14378	214.54	0.28	0.04	0.04	3085	40	6	6
	Inferred (s)	0	0.00	0.00	0.00	0.00	0	0	0	0
	Inferred	14378	214.54	0.28	0.04	0.04	3085	40	6	6
v10	Measured	9760	175.81	1.57	1.91	0.00	1716	153	186	0
	Indicated	52525	210.08	2.20	2.60	0.04	11035	1154	1364	20
	Inferred (o)	78262	217.06	1.32	0.08	0.04	16987	1033	63	28
	Inferred (s)	424882	196.52	2.40	2.94	0.07	83496	10202	12481	288
	Inferred	503143	199.71	2.23	2.49	0.06	100483	11236	12544	316
Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
v11	Inferred (o)	18556	237.86	1.26	0.06	0.05	4414	233	11	9
	Inferred (s)	134290	10.57	0.15	1.41	0.00	1420	196	1890	4
	Inferred	152846	38.17	0.28	1.24	0.01	5833	429	1901	13
Total	Measured	499793	206.63	1.31	3.94	0.14	103270	6546	19712	709
	Indicated	1329903	100.45	1.51	2.36	0.13	133590	20040	31362	1772
	Inferred (o)	707237	238.51	1.01	0.10	0.08	168682	7121	673	561
	Inferred (s)	6574146	112.92	1.42	3.32	0.13	742361	93669	218002	8619
	Measured+ Indicated	1829695	129.45	1.45	2.79	0.14	236860	26587	51075	2481
	Inferred	7281383	125.12	1.38	3.00	0.13	911043	100790	218675	9179

Note: o – oxidized s- sulphide

SRK estimates that the previous underground mining has mined about 100,000t resource from V2.

Shimentou Property

SRK has not conducted resource estimation for the Shimentou deposit, because there is no enough data availability. The resource estimated by Guangdong Provincial Institute of Geological Survey (2004) using Chinese Codes is included in Section 7. SRK should point out that the resource is historical, which is not compliant with NI43-101, and should be used with cautions.

Metallurgical Study

Hunnan Institute of Non-ferrous Metallurgical Study conducted ore dressing experiments on the ores taken from Gaocheng projects. The Institute recommended a sequential flotation technique to produce a lead concentrate, a zinc concentrate, and a sulphur concentrate squently. The experiment achieved a recovery of 87.49% and 90.15% for lead and zinc, respectively from the lead and zinc concentrates, while silver is mainly concentrated in the lead concentrate with 44.7% of recovery. The zinc concentrate also recovers 26% of silver.

In general, the experiment indicates that the samples taken from the Gaocheng deposit can be easily processed to produce a lead concentrate, a zinc concentrate, and a sulphur concentrate by using the recommended technique. SRK believes that the recommended technique is reasonable and commonly used, and can be applied in Gaocheng project as an industrial production. SRK recommends that more tests should be conducted to concentrate higher silver recovery in the lead concentrate by adjusting pH value and quantity of some chemical ageants, or some other methods. Hunan Institute has not conducted tests to recover tin. SRK believes that extracting tin could be economicly potential, and recommends more tests to address the issue.

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Share Purchase Agreement between Silvercorp Metals Inc. and Yangtze Gold Ltd.
On April 24, 2008, Silvercorp reached a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”) which is a company duly organized and existing under the law of British Virgin Islands. Yangtze Gold wishes to sell and Silvercorp wishes to buy the 100 shares of Yangtze Mining Ltd. (“Yangtze Mining”) currently owned by Yangtze Gold, representing 100% legal and beneficial interest of Yangtze Mining. Yangtze Mining holds an undivided 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”) which is a joint venture company registered and authorized to do business in the People’s Republic of China, and holds certain mining and mineral exploration rights, including the Gaocheng and Shimentou projects, in China.

Both Parties agreed that the aggretate consideration payable by Silvercorp to Yangtze Gold for the Yangtze Mining shares shall be 427,500,000 Chinese RMB Yuan converted into Canadian dollars based on the average Bank of Canada exchange rate over 30 days prior to (and excluding) the date hereof (“Purchase Price”). The payable by Silvercorp is as follows:

(i)	an amount in cash equal to 40% of the Purchase Price (“Cash Payment”). Silvercorp shall deliver to Yangtze Gold the 20% of the Purchase Price in cash on the Closing Date, and other 20% of the Purchase Price in cash plus interest at 5.5% of that amount from the date hereof payable when Silvercorp receives its next dividend payment from its China subsidiary Company, or within 3 months, whichever is earlier;

(ii)	that amount of common shares of Silvercorp with a cash value equal to 60% of the Purchase Price with each common share having an agreed value equal to the volume weighted average trading price of the shares of Silvercorp during 30 calendar days prior to the date hereof, that being C$8.20.

Recommendations for Further Work

Gaocheng Property

SRK recommends that Yangzi should further do a scoping or pre-feasibility study about the development of the project, including more metallurgical tests before a delineation program to mineral bodies in order to upgrade the resource categories. The old underground workings and new tunnels have to be opened and developed to take mineralized materials for the study and tests. Upon a positive result of the study and test, the procedure of applying for a mining license may start.

SRK proposes the Phase I programs with a total budget of 1,500,000 Canadian dollars as listed in the table below. Phase II programs which will be subject to positive results from the Phase I programs may include more drilling to upgrade the resource categories, a resource estimate compliant with NI 43-101, and a feasibility study and design of a mine and ore processing plant.

Item	Unit	Quantity	Unit Price	Amount
			(C$)	(C$)
More metallurgic tests	Lump sum	1	250,000	250,000
Scoping study	Lump sum	1	500,000	500,000
Underground working	Lump sum	1	100,000	100,000
Application of mining license etc	Lump sum	1	200,000	200,000
Management	Lump sum	1	300,000	300,000
Contingent fund	Lump sum	1	150,000	150,000
Total				1,500,000

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Shimentou Property

SRK recommends that Yangzi should further explore and delineate mineralized bodies in Shimentou exploration permits’ areas. The programs may include detailed topographical and geological surveys, surface programs to reveal the geochemical anomalies defined previously, geophysical surveys to define drilling targets, and drilling. Qualified persons are necessary to take strict QA/QC procedures in order for the data to demonstrate the quality as required by NI 43-101, so a resource database to the NI 43-101 standard can be established.

SRK proposes the Phase I programs with a total budget of 1,000,000 Canadian dollars as listed the table below. Phase II programs which will be subject to positive results from the Phase I programs may include more drilling and metallurgical test, underground workings, and a resource estimate.

Item	Unit	Quantity	Unit Price	Amount
			(C$)	(C$)
Topographic survey	Km2	5	5,000	25,000
Geological survey	Km2	5	5,000	25,000
Geophysical depth sounding	point	200	250	50,000
Surface programs	Lump sum	1	50,000	50,000
Drilling and logging	m	5,000	100	500,000
Core sampling and assaying etc	Sample	2,000	25	50,000
Management	Lump sum	1	200,000	200,000
Contingent fund	Lump sum	1	100,000	100,000
Total				1,000,000

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2	Introduction and Terms of Reference

SRK was commissioned by Silvercorp to perform a technical review of the Gaocheng Ag-Pb-Zn project and the Shimentou Au-Ag-Pb-Zn in Guangdong Province, the People’s Republic of China (China). Silvercorp is a Canadian public company headquartered in Vancouver, BC, Canada, and traded on Toronto Stock Exchange under the symbol of “SVM”. Silvercorp is acquiring 100% shares of Yangtze Gold Ltd. (“Yangtze Gold”) that wholly owns Yangtze Mining Ltd. (“Yangtze Mining”) that owns 95% of Anhui Yangtze Mining Co. Ltd (“Anhui Yangtze”). Anhui Yangtze has obtained the mineral rights and conducted exploration in the two projects. SRK was further requested to prepare a NI43-101 technical report for the acquisition and its sharehlders.

2.1	Program Objectives

The review objective of t the Gaocheng Ag-Pb-Zn project and the Shimentou Au-Ag-Pb-Zn was to provide Silvercorp with a clear understanding of the potential of precious metal (Ag-Au) and base metal (Pb-Zn) mineralization and mineral resources, and to recommend further exploration and development of the properties. SRK was further required to provide an independent technical review report, which will summarise previous information about the properties, and recommend an exploration program and strategy for developing the projects.

2.2	Purpose of the Report and Scope of Work

The purpose of the SRK report is to provide the shareholders of Silvercorp with an independent technical report on the Gaocheng and Shimentou projects.

The scope of work includes providing a summary of previous information about the properties, and recommending an exploration program and strategy for the future development.

2.3	Reporting Standard

This report has been produced in accordance with the Standards of Disclosure for Mineral Projects as contained in NI 43-101 and accompanying policies and documents. NI 43-101 utilises the definitions and categories of mineral resources and mineral reserves as set out in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral R5esources and Mineral Reserves Definitions and Guidelines (CIM Code). This report has also been prepared to the standard of and is considered by SRK to be, a Technical Assessment Report under the guidelines of the Valmin codes. The Valmin Code incorporates the Joint Ore Reserve Commission (JORC) codes for the reporting of Mineral Resources and Ore Reserve and is binding upon all Australasian Institute of Mining and Metallurgy (AusIMM) members.

This report is not a valuation report and does not express an opinion as to the value of mineral assets. Aspects reviewed in this report may include product prices, socio-political issues, and environmental considerations; however, SRK does not express an opinion regarding specific value of assets and tenements involved.

2.4	Work Program

The technical review project was conducted in two phases.

    Phase 1 – travel to Yunfu, Guangdong Province, and Chengdu, Sichuan province, People’s Republic of China, for inspection of the properties and laboratories, interviews with related technical personnel, collection of check samples and return travel to Beijing. The SRK team visited the properties during the periods from June 4 to 9, 2007;

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    Phase 2 –Compilation and peer review of a draft of the technical report for Yangzi’s comments; and the finalisation of the report.
2.5	Project Team

The SRK project team includes:

    Dr Anson Xu, a Principal Geologist at SRK’s Beijing office is a member of AusIMM (MAusIMM). Dr. Xu was responsible for the whole report. He conducted site visits to the Gaocheng and Shimentou projects, and Chengdu laboratory during the periods from June 5 to 8, 2007, including field inspections on the surface and underground workings, taking checking samples, interviews with related personnel, and collections of available technical and other data. He is a qualified person as the defined in NI 43-101.

    Zhaojun Wang, B.Sc. (Geology), M.Sc. (Geology), is a Senior Geologist from SRK Beijing office. He was graduated from China University of Geosciences, and worked in the 6th Geological Team of Shandong Province for more than 15 years. Mr Wang was involved in the geological survey for the Cangshan Gold Mine in Lanzhou Shandong province, and the large Scale Dayigezhuang Gold Mine in Zhaoyuan Shandong Province. From 2000 to 2005, Wang worked as the Director of the Geological Resource Company of the 6th Geological Team, and was responsible for several exploration and production projects both in China and abroad. Zhaojun worked on several gold, tin, lead-zinc exploration projects and due diligent projectsrecently. He conducted site visits to the Gaocheng and Shimentou projects during the periodsfrom June 4 to 9. Mr Wang will assist Dr Xu in the site visit to collect technical data aboutgeology, exploration and resource.

    Lanliang Niu is a senior consultant in Mineral Processing of SRK China. He graduated in 1987 from Beijing University of Science and Technology majoring in Ore Processing. From 1987 to 2002 he had been working at the Henan Measurement Centre for Rocks and Minerals, and was promoted to be the director in the Processing and Metallurgical Office of the Centre. He had worked on the industrial test on the gold leaching with low-grade ores; managed or participated in processing and metallurgical testing for more than 10 precious metals and non-ferrous metals. Since 2003 he was transferred to the Zhengzhou Mineral Comprehensive Utilization ResearchInstitute, China Academy of Geo-Science. During this period, he worked on minerals includingcopper, nickel, and gold, etc. Lanliang was promoted to engineer in 1993 and senior engineer in2000, and in 2005 he got his certificate as a registered appraiser for mine property right. He hasmore than 10 years experience in ore processing testing work and 10 years experience in mineproduction management dealing with precious metals, non-ferrous metals, as well as ferrousmetals and part of nonmetallic ores. He is responsible for the review of ore processing of theproject.

    Dr Bielin Shi, PhD, MAusIMM, Member of Geostatistics Association of Australia, is a Principal Consultant with a specialty of geology and mineral resources. He has over 26 years exploration geology and mining industrial experiences in the fields of economic geology, mining geology and applied geostatistics. He conducted site visits to the Gaocheng and Shimentou projects, and Zhaoqing laboratory during the periods from June 4 to 9, 2007, including field inspections on the surface and underground workings, taking checking samples, interviews with related personnel, and collections of available technical and other data. He is a qualified person as the defined in NI 43-101.

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3	Disclaimer

The opinions expressed in this report have been based on the information supplied to SRK by Silvercorp and its partners as well as SRK’s direct field examinations. Various technical reports on geology, exploration, and other related documents were provided in Chinese. Dr Xu and Dr Shi, who are fluent in Chinese, competently translated some portions of the reports and some documents into English. SRK has exercised all due care in reviewing the supplied information. The accuracy of the results and conclusions from the review are reliant upon the accuracy and completeness of the supplied data. SRK does not accept responsibility for any errors or omissions in the supplied information and does not accept any consequential liability arising from commercial decisions or actions resulting from them.

Technical assessments of mineral properties are inherently forward-looking statements, which being projections of future outcome may differ from the actual outcomes. The errors in such projections can result from the inherent uncertainties in the interpretation of geologic data.

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4	Abbreviations and Units

Standard International units are used in the report. The grades of precious metals are gram per metric tonne (g/t); and grades of base metals are in percentage (%). Length, area and volume are all in metric units. Currency amounts are stated in Canadian dollars (C$).

Other abbreviations are listed hereunder:

AA	atomic absorption
Ag	The chemical symbol for silver
Anhui Yangtze	Anhui Yangzi Mining Co Ltd
ASL	above sea level
Au	The chemical symbol for gold
AusIMM	Australasian Institute of Mining and Metallurgy
China	People’s Republic of China
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM Code	Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines
Cu	The chemical symbol for copper
Fe	The chemical symbol for iron
Gaocheng projects	Gaocheng exploration permit in Yun’an County, Guangdong province, China, hosting a Ag-Pb-Zn deposit
ICP-MS	Inductively coupled plasma mass spectroscopy
km	kilometres
m	metre
NI 43-101	National Instrument 43-101
Pb	The chemical symbol for lead
RMB	Renminbi, the official Chinese currency
Shimentou Project or	The Shimentou exploration permit in Yun’an County, Guangdong
Property	province, China, hosting mineralized bodies current being explored
Silvercorp	Silvercorp Metals Inc.
SRK	SRK Consulting China Limited
SVM	Tranding symbol of Silvercorp on TSX
t	tonne
t/m3	Tonnes per cubic metre
TSX	Toronto Stock Exchange of Canada
XRF	X-ray fluorescence
Yangtze Gold	Yangtze Gold Ltd, 100% owner of Yangtze Mining
Yangtze Mining	Yangtze Mining Ltd, owns 95% of Anhui Yangtze
Zn	The chemical symbol for zinc

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5	Property Description and Location

5.1	Guangdong Projects

The projects owned by Anhui Yangtze are shown in Figure 5-1. They are located in Yun’an County, Yunfu City, Guangdong Province, China.

Figure 5-1: Location map, Yunfu, Guangdong Province

5.2	Exploration Permits

Currently, the exploration permits for the Gaocheng project and Shimentou project are both owned by Anhui Yangtze. Table 5-1 provides details about the exploration permits. A copy of original permit is attached in Appendix 2. Boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground.

SRK was informed that the Gaocheng exploration permit is under the procedure of renewal, and it is expected that it will be renewed soon.

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Table 5-1: Exploration Permits owned by Yangzi

Permit No.	No. 4400000630064
Owner	Anhui Yangtze Mining Co. Ltd.
Location	Yun’an County, Guangdong Province
Name of the Project	General prospecting of silver multi-metallic mineral resource at
Gaocheng, Yunfu City, Guangdong Province
Map Sheet No.	F49E007016
Mine Area	5.54 Km2
Valid Period	2006-5-22 to 2007-11-24
Issued Date	May 22 2006
Exploration unit	Guangdong Provincial Institute of Geological Survey

Permit No.	No. 4400000630063
Owner	Anhui Yangtze Mining Co. Ltd.
Location	Yuncheng District, Yunfu City, Guangdong Province
Name of the Project	General prospecting of silver multi-metallic mineral resource at
Shimentou, Yunfu City, Guangdong Province e
Map Sheet No.	F49E007016, F49E007017
Mine Area	9.49 Km2
Valid Period	2006-5-22 to 2008-5-10
Issued Date	May 25, 2006
Exploration unit	Guangdong Provincial Institute of Geological Survey

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6	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

The Gaocheng (GC) project is located around Gaocheng Village of Gaochun Township, Yun’an County. China. There are several daily flights from Beijing or other major cities in China to Guangzhou, the capital of Guangdong Province. There is 178km freeway from Guangzhou to Yunfu, as well as railway connections. From Yunfu to Yun’an there is 17 km county highway, and then 27 km concrete paved road to Gaochun, and then 4 km concrete paved road to the Gaocheng Working area. Shimentou project (“SMT”) is situated 4km to the southeast of Yunfu City. This area is under the jurisdiction of Yun’an County, Yunfu City. The access to the projects is quite convenient.

Altitudes in the region range from 78.0m to 378.0m above sea level (ASL), usually 150-250m ASL, with relative differences of 50-150m. The region belongs to sub-tropical monsoon climate with average annual temperature of 20.7 -22°C. Winter feature short-period frosting. Rainfalls are mainly concentrated in spring and summer from March to August. Vegetations are abundant, and top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

Streams are well developed in the area, Hashui River flows in the Gaocheng project area. There is a reservoir at the upstream near the Gaocheng project area. Small hydro power stations are developed in the region, and they connect with provincial electrical grid. There is a 10KV power line across through the Gaocheng project area.

Economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. The labors are abundant locally, and technical personnel are available in Yunfu and nearby cities. There is a water reservoir near and in upstream of the Gaocheng project. Local small hydro power stations and provincial electric grid are available, and 10KV power has been extended to Gaocheng project area.

Gaocheng village is located within the Gaocheng project area.

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7	History

7.1	History of Exploration

7.1.1	Gaocheng property

Different Chinese Geological Brigades which were state-owned, and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of exploration work in the area:

    During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. Related geological map and geological reports were published.

    In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted a general prospecting and 1:50000 geological mapping in the area including the project area, and submitted a geological report and the survey and general prospecting.

    In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

    In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

    In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

    In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing achievements, covering the area.

    During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

    During 1990 and 2000, Guangdong Provincial Institute of Geological Survey conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive comprehensive anomalies of Pb-Zn-Ag-Sn-Mn, leading the discovery of Gaocheng deposit.

    During 2001 and 2002, Guangdong Provincial Institute of Geological Survey conducted a general prospecting at Gaocheng project area, and defined some mineralized bodies and estimated mineral resources of the Gaocheng deposit.

    During 2004 and 2005, Guangdong Provincial Institute of Geological Survey conducted a general prospecting at Gaocheng project area, and defined some mineralized bodies and estimated mineral resources of the Gaocheng deposit.

    During 2006 and 2007, contracted by Yangzi, Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at Gaocheng project area to update and upgrade the mineral resources of the Gaocheng deposit.

The 2007 geological report compiled by the Guangdong Provincial Institute of Geological Survey is available to SRK, while others are not available currently.

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7.1.2	Shimentou property

The exploration work prior to 2002 for the Gaocheng property is also applied to the Shimentou project. The other exploration includes:

    During 2003 and 2004, during the campaign of Grand Investigation of National Land and Resources funded by government, the Shimentou project was assessed by a general prospecting program.

    During 2006 and 2007, contracted by Yangzi, Guangdong Provincial Institute of Geological Survey conducted a detailed prospecting at the project area to update and upgrade the mineral resources of the Shimentou deposit.
7.2	History of Mining

SRK observed a very small scale of mining of lead-zinc resources on the site of Gaocheng property. The mining activity has been stopped, but there are some adits over the property area, which may provide the easy access to the mineralized bodies. There is no record and detailed information about the mining activity.

There is no mining activity in Shimentou property.

7.3	History of Mineral Resources

Guangdong Provincial Institute of Geological Survey conducted a resource estimate about 9 mineralized bodies for Gaocheng project for 2004-2005 exploration, but the details about the resource is not available. The institute also conducted a resource for Shimentou deposit in 2005. Table 7-1 gives the results.

Table 7-1: Resources of Shimentou project estimated by Guangdong Provincial Institute of Geological Survey (2005)

Category	Tonnage	Au		Ag		Pb		Zn		Sn
		g/t	kg	g/t	T	%	T	%	T	%	T
333	760100	0.56	430	192.88	146	6.38	48471	3.28	24907	0.26	1947
334	1369700	2.07	2866	95.61	131	4.38	60070	1.67	22941	0.13	1807

China has its own classifications of mineral resources/reserves which are different from JORC or CIM codes. Prior to 1999, a letter system, such as A, B, C, D and E was used to classify categories of mineral resources/reserves, followed by a three digital system now applied to classify the mineral resources/reserves. Appendix 1 provides an explanation on Chinese systems of classification of mineral resources/reserves.

The Chinese government published regulations on exploration of various mineral types, in which each category of resource/reserve requires a particular geological certainty. The spacing of exploration samples which defines geological certainty for each category was determined by the complexity of the type of deposit and variations of geological parameters, such as thickness and grades. Economic parameters for estimates of mineral resources/reserves are defined and issued by authorities.

A qualified geological unit, usually a geological brigade, has to be retained for conducting exploration work, compiling geological reports, and estimating mineral resources/reserves. The term of ‘Reserves’ has a different meaning in China from the West; it is equivalent to Resources in the

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West, with the term ‘Resources’ meaning perspective resources. Chinese brigades also report on in-situ metals contained as metal reserves.

The data of resources/reserves are sourced directly from geological reports completed by geological brigades, with the data were certified by Chinese authorities. These historical resource/reserve statements are included in this report as part of the historical context. SRK cautions against putting any reliance on these figures beyond this context. The figures reported do not constitute resources or reserves as defined in either the CIM or JORC codes.

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8	Geological Setting

8.1	Regional Geology

Geologically, the projects’ area is located in the north-eastern margin of a basin, namely Luoding Basin, which is at the middle portion of uplift in Hua’nan (South China) Fold System. Structurally, the deposits of the projects occur on the intersection of a north-easterly striking faulting zone and a near east-westerly striking faulting zone. Within the basin, structural and magmatic activities were quite intensive. North-east striking structures and arc structures form the basic geological framework of the region. Figure 8-1 is the regional geological map of the projects.

The regional outcropped strata include Later Proterozoic Sinian sedimentary clastics and carbonate rocks, which host Ag-Pb-Zn multi-metallic deposits in the region, and Paleozoic Ordovician, Silurian, Devonian, Carboniferous sedimentary clastics and carbonate rocks which host some Cu-Pb-Zn, Mn and Au-Ag deposits, and Mesozoic Triassic coal-bearing clastics rocks, and Cretaceous red clastics rocks.

There are three sets of structures in the region. The north-easterly striking structure is comprised of a series of folds and faults which host some mineralized bodies. The near east-westerly striking structure is consisted of faults. The faults strike steadily, dip steeply, and possess structural breccias within the faulting zones. Alterations are intensive and extensive along both sides of the faulting zones. Quartz veins fill in the faults usually. The set of faults is the main mineralization-hosting structure. The third set of structure is the arc or ring structures including folds and faults surrounding a granite body, Daganshan granite body (Figure 8-2). Some Pb-Zn-Ag-Sn deposits and mineralization showings, as well as intensive geochemical anomalies of Au-Ag-Pb-Zn etc. distribute in the arc or ring structural zone.

Magmatic activities were quite intensive in the region. Magmatic rock bodies intruded basically in the central area of the arc/ring structure. The rock bodies include Paleozoic granite batholiths, and Mesozoic granite stocks and dykes. The Mesozoic stocks and dykes intrude in the inner zone of the arc/ring structure, and are closely related to the Pb-Zn-Ag multi-metallic mineralization in the region.

Regional geochemical surveys defined multiple anomalies of Ag, Au, Pb, Zn etc. along the arc/ring structural zone, which will be discussed further in Section 11. Gaocheng deposit occurs in one of the anomalies.

Mineral resources are abundant in the region. Dajiangping Pyrite deposit, Dajinshan W-Sn multi-metallic deposit, Gaocheng Pb-Zn-Ag deposit, Jianshan-Shimentou Pb-Zn-Ag deposit, Jiuquling Sn deposit, as well as many mineralization sites and showings, have been discovered in the region.

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Figure 8-1: Regional geological Map of the Projects

E-Tertiary System; K-Cretaceous System; C-Carbonic System; D-Devonian System;
S-Silurian System; O-Ordovician System; €-Cambrian System; Z-Sinian System

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Figure 8-2: A Regional geological Map of the Projects showing structures and geochemical anomalies

8.2	Gaocheng Property Geology

The Gaocheng Project is located in the north-eastern margin of Luoding basin, namely Luoding Basin, which is at the middle portion of the Yunkai uplift in Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. Figure 8-3 is the geological map of the project.

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Figure 8-3: Geological Map of Gaocheng Deposit

Strata

The strata outcropped in the project area include Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and Cretaceous Luoding Formation of sandy conglomerate and conglomerate.

Structures

The project area is situated in the southwest part of Daganshan uplift. Structures developed in the area are mainly NWW striking Gaocheng Fault zone, NE striking Baimei Fault zone, and Songgui Fault zone. Fold structure is not developed.

The NWW-striking fault zone is the main ore-bearing structure in the deposit, and is also the most developed and the largest fault zone. Gaocheng Fault zone belongs to such structure. Most of the defined mineralized bodies (V2, V2-1, V2-2, V3, V4, V5, V5-1, V6, V7, V7-1 and V8) were found in this fault zone. The fault zone is about 4.8km long and about 2000m wide with more than ten nearly parallel faults within a granite body and the Cretaceous Luoding Formation. It generally strikes 290°, dips SSW at angles of 60-80°, and is the main mineralization hosting structure in the area.

It is relatively unclear to understand the NE-striking fault zone with limited geological controls. The fault zone includes F19 and Baimei Faults, which are also important mineralization-bearing

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structures. The Mineralized bodies V10 and V11 occur within the NE-striking F19 fault zone, generally striking toward 30-45°, dipping toward SE with angles of 60-75°.

Magmatic Activities

Magmatic activities in the region are intensive Palaeozoic gneissic granite and Mesozoic granite bodies. A Mesozoic granite body occurs in the property, and hosts most of the silver-lead-zinc mineralized bodies discovered.

8.3	Shimentou Property Geology

Figure 8-4 is the geological map of the Shimentou project.

Strata

The strata in the Shimentou property include the Proterozoic Shawanping Formation which is consisted of granulite, schist and meta quartz sandstone, etc.; the Sinian Daganshan Formation made up of greyish black banded mica phyllite embedded with volcanic rocks, volcanic clastic rock, sedimentary tuff, pyrite formation, marlite and silicalite, which is a typical exhalative sedimentary structure, mainly distributed in Shimentou Anticline as well as Jianshan Overturned syncline; the Devonian System of a sedimentary formation made up of carbonate and clastic rocks, mainly including gravel-bearing sandstone, grit stone, fine sandstone as well as mud-included silty sandstone.

Structure

Under the influence of Songgui Fault zone, Baimei Fault zone, Gaocheng Fault zone as well as Daganshan Arc-ring Fault zone, fold and fracture structures are comparatively developed in the Shimentou property. Folds mainly include Jianshan Overturned Syncline, Datai Overturned Anticline as well as Shimentou Bracky Anticline and Tangyan Syncline, etc.; faults mainly include Dajiangping Curved Fault zone.

Figure 8-4: Geological Map of Shimentou Deposit

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Folds

The axis of Jianshan Overturned Syncline strikes north-south, and gradually turns toward NW at the north end, dipping eastward and occurring as monocline. The fold extends NW and gradually turns into an overturned syncline striking NW-NWW along Changpailing – Fenghuang Road.

The axis of an overturned Plunging Anticline strikes north-south, and gradually turns toward from NNE to NNW. It overturns to the west and plunges to the south. The strata in the west wing dips eastward at angles of 50-60° while the strata in the east wing dips eastward at an angle of 50°.

Shimentou Bracky Anticline is in arch shape, with its axial plane striking NS. The strata occur with comparatively gentle dipping angles, normally ranging between 10 and 55°. Pyrite and polymetallic mineralization occur as annular shape around the anticline.

Faults

Main fracture structure in the property includes Dajiangping Curved Fault zone as well as some small-scale silicified fault zones in nearly N-S striking and NE striking. Dajiangping Curved Fault zone is the biggest fault zone in this region with a length over 5km, which is mainly composed of three nearly parallel curved faults protruding to the northeast.

Magmatic Rocks

The Mesozoic granite stocks are distributed in Songgangling in the southeast, Da’aodu in the center-west and Shimentou in the southwest parts of the project.

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9	Deposit Types

9.1	Gaocheng Deposit

The poly-metallic mineralization of Gaocheng deposit belongs to mesothermal fill-in style deposit which exhibits the following characteristics:

    Mineralized bodies occur as veins which are structurally controlled within alteration zones. The minerlalization can reach more than a few meters along the faults distributing in both hanging wall and footwall.

    Mineralized bodies sharply contact to the host rocks with steeply dipping angles of 60-85°.

    In general the silver-lead-zinc mineralization occurs continuously along the strike of the faults. The mineralized bodies have width varying from about 0.5 m to 3 m. Some mineralized bodies have been defined as about 1250 m long along the strike, and about 550 m along dip to depth.
9.2	Shimentou Deposit

The poly-metallic mineralization in the Shimentou deposit is both strata and structural controlled, and considered as a sedimentary-hydrothermal type deposit. The deposit has following features:

    Mineralized bodies occur in a certain layer of strata that is underneath a thick layer of pyrite-rich strata, as layer-like or lenses which extend up to 4000 m along strike. The occurrence of the mineralization bodies is consistent with that of the host strata.

    The main ore mineral, galena and sphalerite occurs as both fine bands and massive coarse crystal grains within host rocks, i.e. meta-silt rocks, which support a sedimentary and hydrothermal origin.

    Some mineralized bodies occur in the slipping faults along strata beddings, especially in the core parts of folds

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10	Mineralization and Alteration

10.1	Mineralization

10.1.1	Gaocheng Property

Mineralized Bodies
According to the “Geological Report on Detailed Exploration of Gaocheng Silver and Polymetallic Deposit in Yunfu City, Guangdong Province” (2007) compiled by Anhui Yangzi Mining Co., Ltd., A total of 13 silver-lead-zinc mineralized bodies were delineated in Gaocheng silver-lead-zinc mining area, which are divided into two groups, namely NWW striking and NE striking. The NWW-striking mineralized bodies are numbered, from north to south in turn, Mineralized bodies V3, V4, V6, V2-2, V2, V2-1, V7, V5, B5-1 and V8, which are nearly parallel dipping toward SE at angles of 60-85°. The NE-striking mineralized bodies are numbered, from east to west in turn, Mineralized bodies V10 and V11, which are parallel in the NE striking and dip south-eastward at angles of 60-75°. Geological characteristics of the various mineralized bodies are respectively described in Table 10-1.

Table 10-1: Geological characteristics of mineralized bodies of Gaocheng deposit

		Defined
	Defined	inclined	Elevation of		Average
Body No.	length	depth	defined depth	Occurrence*	Horizontal
	(m)	( m )	(m ASL)		thickness (m)
V2	1255	466	-318.0	190-215° ∠ 60-85°	3.12
V2-1	815	448	-284.6	180-210° ∠ 60-80°	0.79
V2-2	918	548	-371.9	190-210° ∠ 60-80°	1.07
V3	289	168	-46.2	200° ∠ 70-80°	1.12
V4	1020	251	-92.1	195-210° ∠ 65-85°	1.35
V5	608	162	15.5	185-210° ∠ 60-75°	0.58
V5-1	722	87	93.1	190-210° ∠ 60-75°	0.67
V6	1144	618	-434.9	190-210° ∠ 65-80°	1.03
V7	891	315	-123.9	185-210° ∠ 60-80°	1.76
V7-1	936	263	-57.9	185-210° ∠ 60-80°	0.98
V10	553	174	-36.2	120-130° ∠ 60-75°	2.01
V11	350	361	-178.9	120° ∠ 60-75°	1.13

Note: * 190-215° 60-85° means Dip direction Dip angles
           ASL – above sea level

Mineralized body V2
Principal mineralized body in the region, with the largest scale and relative high grade. There are a number of geological exploration work on the surface and to the depth. The mineralized body occurs in the granite body within the NWW-striking fault, F7. The mineralized body occurs as a vein with a

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defined length of 1255m and defined depth of 466m. The average horizontal thickness is 3.12m. The mineralization still extends to depth. Figure 10-1 presents the mineralized body at a cross-section view at Line 36. The average grades are Ag 128.29g/t, Pb1.62%, Zn 2.87%, and Sn 0.17% .

Cross Section on Line 36

200'
20°
ZK3601
ZK3602
ZK3603
ZK3604
ZK3605
200m
100m
0m
-100m
-200m
-300m
-400m
V5-1
V5
V7-1
V7
V2-1
V2
V2-2
V6
151.34m
ZK3601
ZK3602
199.65M
ZK3602
364.67M
ZK3603
457.60M
ZK3604
0.99%Pb 0.76%Zn
10.10%Pb 16.47%Zn
0.43m@42.30g/tAg
0.06%Pb 1.60%Zn
0.60m@36.17g/tAg
10.02%Pb 13.51%Zn
3.21m@33.87g/tAg
1.71%Pb 2.14%Zn
1.44m@36.95g/tAg
1.36%Pb 1.31%Zn
0.83m@147.32g/tAg
1.75%Pb 6.20%Zn
0.65m@9.12g/tAg
0.58%Pb 1.14%Zn
1.41m@16.16g/tAg
0.69%Pb 1.49%Zn
1.03m@4.27g/tAg
0.36%Pb 1.50%Zn
0.65m@5.30g/tAg
0.12%Pb 1.27%Zn
0.48m@37.30g/tAg
0.07%Pb 1.45%Zn
0.16%Pb 6.12%Zn
5.02m@58.37g/tAg
0.16m@37.70g/tAg
0.06%Pb 3.72%Zn
0.33m@18.67g/tAg
0.15%Pb 2.25%Zn
0.69m@30.60g/tAg
0.08%Pb 2.36%Zn
0.46m@26.60g/tAg
0.05%Pb 1.92%Zn
0.37m@111.20g/tAg
0.08%Pb 9.71%Zn
3.49m@20.46g/tAg
0.58m@7.45g/tAg
0.12%Pb 1.35%Zn
0.89m@7.07g/tAg
0.76m@7.51g/tAg
0.18%Pb 0.45%Zn
2535000m
2535100m
2535800m
2536000m
Legend
Quaternary
Granite
Andesite
Doomite
Fragmented rock
?
ZK3601
Drill hole
Mineralized vein
SCALE
0
100
200m
Figure
YUNFU LEAD-ZINC-SILVER PROJECT GUANGDONG CHINA
Index Map of YUNFU Project Guangdong Province
Drafted by Bei
September 2007

Figure 10-1: Cross-section on Line 36 of Gaocheng Deposit

Mineralized body V2-1
It is one of the main mineralized bodies of the deposit in granite. It occurs in about 30m east of and in the hanging wall of the Mineralized body V2. The body generally strikes 270-300°, dips toward SW at angles of 60-80°. The mineralization appears as a narrow vein with pinches and swells. It has

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a defined length of 815m, an inclined depth of 448m, downward the elevation of -284.6m ASL, and an average horizontal thickness of 0.79m. The mineralization still extends to depth.. The average grades are Ag 76.14 g/t, Pb 1.01%, Zn 3.03%, and Sn 0.31% .

Mineralized body V2-2
The mineralized body occurs in granite, about 30m west of and in the footwall of the Mineralized body V2. The mineralization appears as a vein striking generally 280-300°, dipping SW at angles of 60-80°. It has a defined length of 918m, a defined depth of 548m, and a horizontal thickness of 1.07m. The average grades are Ag 66.18g/t, Pb 0.89%, Zn 2.50%, and Sn 0.11% .

Mineralized body V3
It is distributed in the north part of the property. It is hosted in the ore-bearing fault, F3, within a granite body. The mineralized body generally strikes 290°, dips toward SW at angles of 70-80°. It is a narrow vein, and has a defined length of 289m, a defined depth of 168m with average horizontal thickness of 1.12m. It averagely contains Ag 221.24g/t, Pb 8.28%, Zn 6.75%, and Sn 0.04% .

Mineralized body V4
It distributes in the middle part of the property. The mineralized body outcrops on the surface with length of above 2000m. The vein generally strikes 285-300°, and dips SW at angles of 65-85°. Currently the mineralization is defined in two sections. The northwest section occurs in the strata with a defined length of 265m which has only been explored on the surface and in shallow depth. The southeast section occurs in the granite body with a defined length of 750m, a depth of 251m, downward the elevation of -92.1m ASL. It still extends to depth, and has an average horizontal thickness of 1.35m. The average grades are Ag 190.11gt, Pb 0.91%, Zn 1.12% and Sn 0.08% .

Mineralized body V5-1
It is about 240m from the Mineralized body V2. The mineralized body occurs in the granite body as a narrow vein generally striking 275-300°, dipping SW at angles of 60-75°. Currently, the mineralized body has a defined length of 608m, a defined depth of 162m, and an average horizontal thickness of 0.67m. The average grades are Ag 77.95g/t, Pb 0.43%, Zn 5.52% and Sn 0.16% .

Mineralized body V6
It is one of the main mineralized bodies in the deposit. The mineralized body is about 80-150m from Mineralized body V2. Fault F8 hosts the mineralized body within granite. The mineralized body generally strikes 280-300°, and dips SW at angles of 65-80°. The mineralized body occurs as a narrow vein locally with swells and has a defined length of 1144m, a defined depth of 618m, and an average horizontal thickness of 1.03m. It contains average grades of Ag 97.68g/t, Pb 0.61%, Zn 5.01%, and Sn 0.09% .

Mineralized body V7
It is one of the main mineralized bodies in the property. The body is about 100m from the Mineralized body V2. This body is hosted in the ore-bearing fault F8 within granite, striking 275-300°, dippnig toward SW at angles of 60-80°. It has a defined length of 891m, a defined depth of 315m, and an average horizontal thickness of 1.76m. The average grades are Ag 56.93g/t, Pb 0.85%, Zn 2.77%, and Sn 0.12% .

Mineralized body V10
It is one of the main mineralized bodies in the property. The mineralized body occurs along the ore-bearing fault F19 within the granite body as a narrow vein with local swells. It generally strikes 30-40°, and dips SE at angles of 60-75°. The mineralized body is nearly perpendicular to the Mineralized bodies V6, V2-2, V2, V2-1, V7, V7-1 and V5. It has a defined length of 553m, a defined depth of 174m, and an average horizontal thickness of 2.01m. The average grades are Ag 252.94g/t, Pb 3.08%, Zn 3.28% and Sn 0.08% .

The mineralized bodies are generally composed of silicified structural breccias and cataclastic rocks

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of residual blasto-cataclastic texture and blastogranite texture. The ore minerals of pyrite, sphalerite and galena usually occur as string, veinlets, and crumb.

Main metallic minerals include: pyrite, pyrrhotite, sphalerite, galena, magnetite and hematite, arsenopyrite, chalcopyrite, bornite, cassiterite, dialogite and limonite, etc.; as well as trace amount of wolframite, scheelite and antimonite, etc. The gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc. with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

Mineralogy

Pyrite, Pyrrhotite, arsenopyrite

The iron sulfide minerals mainly including pyrite, and some pyrrhotite and arsenopyrite occur disseminately and as veinlets.

Galena

Coarse grains of galena appear in subhedral-anhedral crystals. Galena is mostly embedded in and in contact with sphalerite and pyrite, and fills in between the grains of pyrite along with sphalerite and chalcopyrite. It may replace pyrite.

Sphalerite

Sphalerite mostly appears as xenomorphic granular shape, partially in subhedral granular shape. It generally embeds into galena and pyrite, and fills between the grains of pyrite associated with galena and chalcopyrite, replacing slightly over pyrite.

Copper minerals

Copper-bearing minerals are mainly chalcopyrite, and a trace amount of bornite and tetrahedrite.

Generally, chalcopyrite appears in anhedral crystals, embedding and edging along sphalerite, galena, pyrite and arsenopyrite.

Silver minerals

Silver minerals are visible native silver and argenite, which mainly occur as embedded and distributed structures in galena and anhedral pyrite, partially between the grains of pyrite, galena and sphalerite.

Cassiterite

Cassiterite mainly distributes disseminately as anhedral grains, mostly between the grains of quartz, chlorite and hornblende, partially between the grains of galena and pyrite.

Ore Types

The lead-zinc-silver ore in the deposit can be divided into two types: primary and oxidized.

Primary ore is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminately, and as veinlets, lumps. The type accounts for 95% of the entire mineral resource.

Oxidized ore occurs on and near the surface as a result of oxidization of the primary ores.

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10.1.2	Shimentou Property

Mineralized Bodies
According to the “Geological Report on General Survey of Jianshan-Shimentou Lead-Zinc Polymetallic Mine in Yunfu City, Guangdong Province” (2005) compiled by Guangdong Institute of Geological Survey, a total of six industrial mineralized bodies (V1, V2, V3, V5, V6 and V7) were defined. V1 and V2 occur in the black rock system near the bottom of the pyrite layer in Daganshan Formation, while V3, V5, V6 and V7 are hosted in the quartz rock of Daganshan Formation, occurring along the bedding fault zone with obvious late hydrothermal reformation effects. Of these mineralized bodies, V2, V3 and V7 are distributed in Jianshan Mineralized Zone while V1, V5 and V6 are distributed in Shimentou Mineralized Zone (Figure 10-2). Table 10-2 gives geological characteristics of each mineralized body.

Table 10-2: Characteristics of mineralized veins in Shimentou project

Mineralized	Length (m)	Width (m)	Occurrence*	Shape
body No.
V1	>300	1.17-4.83	320º ∠ 30-46º	Layer-like
V2	>400	1.17-3.21	80-88º ∠ 38-40º	Layer-like
V3	1000	0.7-3.65	North section:	Layer-like
			250-290290º ∠ 33-43290º	lenticular
			South section:
			100º ∠ 43º
V5	200	3.43	180º ∠ 35º	Lenticular
V6	200	2.55	180º ∠ 35º	Lenticular
V7	300	2.27-7.59	270-280º ∠ 36-40º	Lenticular

Note: * 190-215° 60-85° means Dip direction Dip angles

Mineralized body V3
The mineralized body has a defined length of 1000m and a defined depth of 100m dipping westward on the north of Line 1 and eastward on the south. Occurrences of the mineralized body vary, i.e. at the North section the occurrence is 250-290° (dip) ∠ 33-43° (angle); and at the South section, it is 100° ∠ 43°. The vertical thickness of the mineralized body is 0.7 -3.65m. The grades of the interception along Line 10 are 5.21 -8.87% and averaging 6.65% for Pb, 0.072 -6.08% and averaging 1.14% for Zn, 45.4 -344.0g/t averaging 134.50g/t for Ag, 0.03 -0.44 % and averaging 0.19% for Sn, and 0.17 -1.79g/t and averaging 0.68g/t for Au.

Mineralized body V7
The mineralized body is distributed near Line 10. Its occurrence is 270-280° ∠ 36-40°. It has a defined length of 300m, a defined depth of 145m, and vertical thickness of 2.27 -7.59m. The grades are Pb 0.57-7.28%, averaging 5.73%, Zn 0.60-7.45%, averaging 5.87%, Ag 14.6-154.2g/t, averaging 122g/t, Sn 0.21-1.44% averaging 0.49%, and Au 0.05-0.43g/t, averaging 0.34g/t.

Mineralized body V2
Mineralized body has an occurrence of 80-88° ∠ 38 -40°. The defined length is over 400m. According to the historic borehole data, its inclined depth is up to 500m. The vertical thickness is 1.17-3.21m. Grades are Pb 1.71-1.74%, averaging 1.65%; Zn 0.083-0.58%, averaging 0.27%; Ag 20.8-88.6g/t, averaging 31.37g/t; Sn 0.02-0.52%, averaging 0.24%; and Au 0.12-0.63g/t.

Mineralized body V1
This mineralized body is located in the west wing of Shimentou Anticline with an occurrence of 320° ∠ 30-46°, which is consistent with the occurrence of the strata. Exploration has been conducted both on the surface and in the depth. On the surface, the mineralization appears as

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oxidized strip of limonite. Its defined inclined depth is 125 m and its defined length is over 300m. The vertical thickness is 1.17 -4.83m. Grades are Pb 1.22 -12.18%, averaging 3.28%; Zn 1.73 -3.85%, averaging 2.92%; Ag 35.4 -1262.14g/t, averaging 259.38g/t; Sn 0.02 -0.26%, averaging 0.08%; and Au 0.2 -0.6g/t.

Mineralized bodies V5 & V6
The mineralized bodies occur in the bed slipping fault zones with an occurrence of 180° ∠ 35°. Ore-bearing layer of V5 near the surface is about 800 long with a thickness ranging from 2.0 to 3.47m. Silification is fairly intensive with well developed fissures.

Figure 10-2: Cross-section on Line 10 of Shimentou Deposit

Mineralogy

Main ore minerals include galena, sphalerite, pyrite, pyrrhotite, arsenopyrite, and cassiterite, etc. Gangue minerals mainly include quartz, feldspar, calcite, sericite and carbon, etc.

Sphalerite and galena formed in early stage are generally fine grains, The ones in late generation are mostly of medium grain sizes, partially with coarse crystals.

Pyrite is in light yellow and bright yellow colors and of euhedral-subhedral granular texture.

Quartzite: has greasy lustre, and possesses xenomorphic irregular granular texture and stringer texture.

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Calcite: is white-milk white, with linear strip formed by fine-grained calcite crystal conglomerate.

Sericite: has a flaky texture, often occurs in a certain direction. It usually forms bands together with quartz and calcite.

Ore Types

There are two ore types: oxidized ore and primary ore.

Primary ore is mainly composed of galena and sphalerite occurring as veinlets, massive, and lumps. The type accounts for 95% of the entire deposit.

Oxidized ore occurs on the surface, and mostly appears oxidized with most of the metallogenic elements such as Pb, Zn and Sn, etc. having been lost, leaving a low grade.

10.2	Alterations

10.2.1	Gaocheng Silver –Zinc-Lead Deposit

Alterations in the Gaocheng Ag-Zn-Pb deposit are quite extensive and intensive, including silicification, pyritization, limonitization, chloritization, sericitization, flouritization, potassium felsparization, and kaolinitization.

The alterations distribute along the faulting-broken zone. Alterations are intensive near the mineralized bodies, and become weaker away from the ore bodies. The altered zones usually have widths of 5m-5m. From the centre to outside, the zonation is as metal mineral alteration, such as pyritization, + flouritization, to silicification + potassium felsparization + sericitization, to silicification + chloritization + kaolinization.

Silicification, metallic mineral alterations, flouritization and chloritization are closely related to the mineralization. Silicification, and metallic mineral alterations occur as quartz and the metallic minerals appear as lumps, veinlets within the structural breccia.

10.2.2	Shimentou Gold-Silver Deposit

The mineralization of the Shimentou Au-Ag deposit is basically sedimentary origin, and formed together with sedimentary tuff, volcanic rocks, tuffaceous sandstones, and banded pyrite layers etc. during the volcanic eruptions, so there is no obvious alteration in the process. The late hydrothermal activity might reform the mineralization, and the alteration of the process is basically silicification.

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11	Exploration

11.1	Gaocheng Property

Historical geological survey and exploration of the Gaocheng project area began in 1959 and was undertaken by a number of different Chinese Geological Brigades. Section 7.1 summarises the work and the Brigades which undertook this work. The exploration data gathered prior to 2001 was not made available to SRK. Detailed programs after 2000 have been given in Table 11-1.

Table 11-1: Main programs conducted on Gaocheng Property Since 2001

Program	Unit	2001-2002	2004-2005	2006-2007	Total
1:10,000 Soil survey	km2	4			4
1:10,000 soil profiling	km	12.44			12.44
1: 5,000 Hydrogeological survey	km2			12.53	12.53
1:10,000 Geological survey	km2	15			15
1:5000 Geological survey	km2		5.25		5.25
1:2000 Geological survey	km2			4.48	4.48
1:2000 topographic survey	km2			4.5	4.5
Exploration line survey	km	3.82	2	6.67	12.49
Drilling	m	1010.28	983.63	11469.83	13463.7
Trenching (stripping)	m3	3887.98	3582.47	1964.1	9434.55
Adit	m	66			66
Clean-up old adits	m	197.2		302.55	499.75
Geological logging of adit	m	637.2		632.55	1269.75
Control point survey	point			42	42
Survey of engineering points	point		23	222	245
Hydrogeological observation hole	Hole			3	3
Soil samples	sample	1116			1116
Chemical analysis samples	sample	454	182	2849	3485
Internal checking samples	sample	17		275	292
External checking samples	sample			150	150
Rock survey samples	sample	41			41
Thin and polishing sections	piece	34	8	27	69
Composite samples	sample	2		26	28
Spectrum analysis sample	sample			1	1
Small specific gravity samples	sample			62	62
Artificial heavy mineral sample	sample			1	1
Multiple element samples	sample			3	3
Water quality samples	sample			11	11
Rock and ore mechanics	sample
samples				38	38
Sample for metallurgical test	sample			1	1

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11.1.1	Soil Survey

Soil survey was conducted by taking samples from a certain layer of top soils at a defined grid, and the samples were assayed for Au, Ag, Cu, Pb, Zn, Mo, Sb and As etc. The anomalies of the elements were used for defined the locations of trenches and pits, and other surface programs. The detailed results of the survey will not be discussed in details here.

11.1.2	Topographic and Geological Mapping

Guangdong Provincial Institute of Geological Prospecting conducted 1: 10,000, 1: 5,000 and 1: 2,000 geological mapping programs, and a 1: 2,000 topographic survey covering the Gaocheng project area. The distributions of various strata, granite rock body, and mineralized veins were preliminarily investigated and defined. The geological map provides a basis for further exploration.

11.1.3	Trenching and Pitting

The Guangdong Provincial Institute of Geological Survey conducted trenching and pitting programs in the Gaocheng property area to reveal the mineralized veins and take samples from the veins. Figures 11-1 shows the locations of the trenches and pits. The assaying results have been reviewed by SRK, and used in the resource estimate of the deposit. The details about the results will not be given here.

Figure 11-1. Locations of Samples Taken from Some Trenches and Pits of Gaocheng Property

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11.1.4	Underground Development

Previous owner and exploration programs developed some tunnels in the project. Yangzi surveyed and mapped the tunnels before blocking them. SRK observed portals of tunnels, but could not enter them.

11.1.5	Drilling

Total 41 drill holes with a total advances of 13,421.34m were conducted in the Gaocheng property. Figure 11-2 shows the distributions of the holes. Figure 11-3 is a cross-section showing drill holes.

Figure 11-2: Drill-hole locations at Gaocheng property

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Cross Section on Line 32
200°
20°
ZK3204
ZK3203
ZK3202
ZK3201
0.40m@24.60g/tAg
0.08%Pb 0.50%Zn
0.96m@308.00g/tAg
0.15%Pb 1.72%Zn
0.22m@196.00g/tAg
0.15%Pb 21.96%Zn
1.16m@27.40g/tAg
0.02%Pb 1.71%Zn
0.79m@71.20g/tAg
0.34%Pb 6.04%Zn
0.59m@524.00g/tAg
2.05%Pb 0.38%Zn
0.35m@144.00g/tAg
3.38%Pb 4.01%Zn
1.01m@16.60g/tAg
0.02%Pb 0.39%Zn
0.24m@1200.00g/tAg
4.62%Pb 1.44%Zn
1.45m@58.70g/tAg
0.04%Pb 0.04%Zn
0.40m@101.00g/tAg
1.17%Pb 13.84%Zn
1.45m@48.04g/tAg
0.69%Pb 1.26%Zn
3.92m@31.46g/tAg
0.77%Pb 0.86%Zn
0.54m@27.00g/tAg
0.61%Pb 1.04%Zn
0.81m@84.31g/tAg
0.32%Pb 1.03%Zn
4.37m@196.38g/tAg
1.64%Pb 5.00%Zn
V5
V5-1
V7-1
V7
V2
V6
V2-1
V2-2
3.72m@136.89g/tAg
2.96%Pb 0.12%Zn
100m
0m
-100m
-200m
-300m
-400m
-500m
0.38%Pb 1.54%Zn
0.59m@72.60g/tAg
0.03%Pb 0.28%Zn
0.64m@17.70g/tAg
0.26%Pb 4.37%Zn
1.28m@35.59g/tAg
0.40%Pb 1.75%Zn
ZK3201
180.44M
1.98m@72.46g/tAg
2.07m@28.42g/tAg
1.01%Pb 1.35%Zn
9.69m@61.00g/tAg
1.03%Pb 1.84%Zn
1.00m@85.80g/tAg
0.35%Pb 0.72%Zn
ZK3202
323.98M
5.55m@244.56g/tAg
6.81%Pb 4.88%Zn
ZK3203
451.50M
0.65m@11.60g/tAg
0.11%Pb 0.91%Zn
1.01m@70.03g/tAg
0.09%Pb 1.22%Zn
1.04m@101.87g/tAg
0.18%Pb 3.63%Zn
0.32m@209.00g/tAg
1.61%Pb 2.95%Zn
ZK3204
617.76M
2535600m
2535700m
2535800m
2535900m
2536000m
2536100m
Legend
Quaternary
Granite
Metaconglomerate
Gabbro
Slate
ZK3201
Drill hole
Mineralized vein
SCALE
0
100
200m
YUNFU LEAD-ZINC-SILVER PROJECT GUANGDONG CHINA
Cross Section on Line 32
Drafted by Bei
October 2007

 Figure 11-3: Drill-holes shown at a cross-section at Gaocheng property

The drill-holes were usually opened by using the bit of 150mm diameter, and then applying 118 mm bit for weathered layer, and then drilled in fresh rocks by using either 91mm bits or 75mm bits. Down hole surveys were basically conducted at every 50m advance. After the completion of a hole, most of the drill-holes were sealed by using cement, and a concrete mark was left at the collar of each drill hole. The detailed information or data about the drilling was recorded by drill rigs, and verified by the project managers. At the drilling sites, the drill rigs took care of numbering the pieces of greater than 10cm long, and the storage and safety of the cores. After verified by Yangzi

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personnel, Yangzi had specific personnel to ship the cores to the storage facilities for logging, sampling, and storage. Specific personnel were assigned for the management of the core storage facility. The cores were stored well and safely. Drilling cores were timely and properly logged by field geologists. The overall core recovery is 99.56%, and ranges from 92.06% to 100%. Table 11-2 gives details about the core recovery.

Table 11-2: Core recoveries of the drill holes at Gaocheng Property

Hole No.	Overall(%)	Mineralized core(%)
ZK1001	97.67	95.24
ZK1201	98.22	96.23
ZK1401	95.57	94.96
ZK1402	97.94	97.61
ZK1801	98.40	97.97
ZK2001	99.08	99.00
ZK2002	99.17	99.66
ZK2401	99.16	99.34
ZK2402	99.22	99.09
ZK2801	98.94	98.99
ZK2802	99.25	99.25
ZK3203	99.97	99.98
ZK3204	98.97	98.72
ZK3602	98.05	99.55
ZK3603	99.73	99.57
ZK3604	99.10	98.99
ZK3605	98.65	98.76
ZK4401	99.09	99.13
ZK4803	98.77	99.67
ZK20101	98.84	98.63
ZK30101	98.99
ZK40101	98.87
ZK40601	98.91	97.80
ZK40602	99.26	96.54
ZK41101	98.73
ZK41801	98.88	97.71
ZK42101	98.81
ZK44101	99.41	99.41
ZK44102	99.44	99.55
ZK44201	99.35	99.61
ZK48001	99.19	99.44
ZK48002	99.34	99.55
ZK48101	99.27	99.50
ZK48301	98.62	97.73
ZK60101	99.41

SRK has been provided a database about the drilling program including the locations, down hole surveys, sampling, and assays of the drill holes. The assaying results have been used in the resource estimate, so the details about the assays will be not presented here.

11.2	Shimentou Property

Historical geological survey and exploration of the Shimentou project area began in 1959 and was undertaken by a number of different Chinese Geological Brigades. Section 7.1 summarises the work and the Brigades who undertook the work. The exploration data gathered prior to 2001 was not made available to SRK. Detailed programs after 2003 have been given in Table 11-3.

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Table 11-3: Main programs conducted on Shimentou Property Since 2003

Program	Unit	2003-	2006-	Total
		2004	2007
1:10,000 Geological survey	km2	20	3.91	23.91
1:10,000 Soil profiling	km	20	3.91	23.91
1:1000 Geological profile survey	km	12.65		12.65
Exploration line survey	km	5.4		5.4
Drilling	m	1722.19	1495.85	3218.04
Trenching (stripping)	m3	4196.3		4196.3
Clean-up old adits	m	532		532
Survey of engineering points	point	15		15
Chemical analysis samples	sample	1509	433	1942
Soil samples	sample		1019	1019
Thin and polishing sections	piece	37	13	50

11.2.1	Soil Survey, Geological and topographical Mapping

Guangdong Provincial Institute of Geological Prospecting conducted 1: 10,000 soil survey, and geological mapping programs covering the Gaocheng project area. Similar to those for Gaocheng project, the distributions of various geochemical anomalies, strata, granite rock body, and mineralized veins were preliminarily investigated and defined. The geological map provides a basis for further exploration, and the anomalies provided basis for designing trenching and pitting programs.

11.2.2	Trenching

The Guangdong Provincial Institute of Geological Survey conducted trenching and pitting programs in the Shimentou property area to reveal the mineralized veins and take samples from the veins. Figures 11-4 shows the locations of the trenches and pits. The assaying results have been reviewed by SRK, and part of the results is given in Table 11-4. From the table, it can be seen that some of the samples contain potentially economic grades of gold, silver, lead and zinc, indicating a potential of the project to host a mineral deposit.

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Figure 11-4: Locations of Samples Taken from Shimentou Property

Table 11-4: Assays of Samples Taken from Some Trenches etc. of Shimentou Property

Hole	Sample	Length	Au	Ag	Pb	Zn	Sn	Vein
No.	No.	(m)	(g/t)	(g/t)	(%)	(%)	(%)	No.
ML2	H3	1	0.05	87.8	1.86	2.98	0.02	V1
	H4	1.2		175.2	3.26	5.96
	H5	1.2		100.4	1.39	4.15
	H6	1.4		23.6	0.35	1.65
	H7	1.3		24.8	0.47	5.45
	H8	2		86	1.1	2.91
	H9	0.75		23.4	0.13	4.95
	H11	1.15		397	4.64	4.04
	H12	1.2		2094	19.4	1.6
	H16	1.17		191	2.19	3.34	0.02
ML1	H1	1.7		79.4	2.77	2.37	0.05
D534		1.17		88.6	1.74	0.58	0.04	V2
BT10	H5	2		18.8	1.74	0.087	0.02
	H6	2		22.8	1.67	0.078	0.02
D029		3.82		20.07	1.56	0.33	0.52
TC18	H1	1.9	0.2	111.8	10.99	1.39	0.02	V3
	H2	1.1	0.15	114.2	8.65	0.83	0.09
	H3	1	0.15	32.2	1.64	0.24	0.1

Note: TC- trench, D- outcrop, BT- pit, and ML- old adit

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Table 11-4: Assays of Samples Taken from Some Trenches etc. of Shimentou Property (continued)

Hole	Sample	Length	Au	Ag	Pb	Zn	Sn	Vein
No.	No.	(m)	(g/t)	(g/t)	(%)	(%)	(%)	No.
D064	H1	1.5	0.59		5.26	0.078		V3
TC0402	H5	1.2	0.59	4.4	0.31	0.056	0.78
ML0401	H3	1.8	0.24	45.6	3.69	0.22	0.24
	H4	0.5	0.88	45	10.68	0.042	0.08
TC0001	H1	0.4	2.38	124.2	6.27	0.073	0.03
	H4	0.7	1.45	220.2	10.74	0.16	0.12
ML11	H1	1.6	0.36	117.8	5.63	7.25	0.15	V7
	H2	1.6	0.56	206.5	9.37	16.16	0.08
	H3	1.3	0.47	285	14.61	14.59	0.2
	H4	1.25	0.3	95.4	3.96	1.36	0.3
	H5	1.3	0.56	180.7	8.22	4.78	0.56
	H6	1.7	0.36	62	3	0.52	0.04

Note: TC- trench, D- outcrop, BT- pit, and ML- old adit

11.2.3	Drilling

During 2003-2004 campaign, total 9 holes of 1722.19m were drilled. There are also other 8 holes of 2000m drilled previously. In 2006-2007 programs, about 1500m drilling has been drilling. Figure 11-5 shows the locations of the drill holes. The drill cores were properly logged.

Figure 11-5: Locations of drill holes in Shimentou Project Area

Table 11-5 lists the core recovery of the holes drilled in 2003-2004. From the table, it can be seen that the core recoveries may satisfy the Chinese regulations and requirements, but they are relatively low in NI43-101 requirements. It is necessary to conduct further verifications in order to use the

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data obtained from the holes for any NI43-101 compliant resource estimate. Table 11-6 gives some assays obtained from the cores.

Table 11-5: Core recoveries of the 2003-2004 drill holes at Shimentou Property

Hole	Depth	Overall (%)	Mineralized	Hanging	Footwall	Remark
No.	(m)		part (%)	wall 5 m	5m
				(%)	(%)
ZK1602	239.69	71.1	86.2	61.6	94.4	1 layer of mineralization
ZK1001	315.16	81.99	80.0	88.7	90.2	2 layers of mineralization
ZK1002	323.68	93.4				No mineralization
ZK401	157.63	81.05				No mineralization
ZK101	152.0	77.45				No mineralization
ZK901	163.78	88.2	90.0	82.0	88.0	1 layer of mineralization
ZK001	179.75	94.9	93.0	94.9	93.4	1 layer of mineralization
ZK501	139.0	87.0				No mineralization
ZK801	51.5	68.0				No mineralization

Table 11-6: Assays of Samples Taken from Some Drill holes of Shimentou Property

Hole	Sample	From	To	Length	Au	Ag	Pb	Zn	Sn	Vein
No.	No.	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(%)	No.
ZK002	10288	83.64	84.64	1	0.05	12.2	0.67	0.5	0.1
	10291	93.18	94.18	1	0.05	51	0.31	2.46	0.06	V1
	10292	94.18	95.18	1	0.05	47	0.23	0.52	0.08
	10293	95.18	96.18	1	0.1	64.2	0.34	2.99	0.08
	10294	96.18	97.18	1	0.05	128.2	0.71	1.91	0.48
	10295	97.18	98.18	1	0.05	15	0.1	0.89	0.12
	10296	98.18	99.08	0.9	0.05	10.8	0.03	1.07	0.03
	10318	228.2	229.04	0.84	0.1	1.4	0.03	0.03	0.3
	10319	229.04	229.4	0.36	0.1	9.8	0.04	1.24	0.1
	10322	233.68	233.98	0.3	0.1	8	0.01	0.01	0.43
	10353	247.06	247.35	0.29	0.26	51.6	3.13	1.54	0.11	V1-3
	10354	247.35	248.35	1	0.05	106.2	0.02	0.02	0.04
	10364	274.07	274.88	0.81	0.16	3.2	0.01	0.38	0.02
ZK003	10393	123.44	124.24	0.8		3.21	<0.010	1.36	0.01
	10409	176.56	176.76	0.2		61.4	0.2	<0.010	0.004
ZK001	H9			1.72		35.4	1.3	1.73	0.26	V1
ZK1001	H1			0.6	1.2	77	6.28	0.072	0.03	V3
	H4			2.27	1.6	344	8.87	6.08	0.44
ZK901	H8			2	0.4	228.4	5.86	0.13	0.06
ZK1103	H106			1.55	13.24	65.5	18.12	6.67	0.03	V5
	H107			1.88	4.67	16.2	3.99	3.42	0.02
	H111			2.55	5.63	148.1	3.47	1.14	0.02	V6
ZK1001	H1			2	0.05	14.6	0.57	0.6	1.44	V7

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12	Sampling Method and Approach

12.1	Sampling Method for Trenches and Underground Development

For Gaocheng project, trenches were excavated the veins and were required to expose at least 30 cm of fresh rock. The underground development consists of tunnels driven along the strike of the veins and cross-cuts. A channel sampling methodology was used to take samples from both the trenches and underground development utilising a channel size of 10 cm wide by 3 cm deep. The sample lengths were 0.8 to 1.0m. The mineralization is controlled by the fracture structures and is therefore simple to identify both on the surface and underground. Horizontal widths of the mineralized bodies were also measured and recorded appropriately.

During SRK’s review of the Gaocheng property some check samples were collected from the trenches and surface exposures. These samples were collected through a combination of continuous chip sampling for samples taken from the wall of the trenches and outcrops. The results obtained from these samples are discussed in more detail in Section 14.

The same method was applied in trenching at Shimentou project.

12.2	Sampling Method for Drilling Cores

First hole drilled by Yangzi at the Gaocheng property was sampled for all of the cores recovered. Then, cores obtained from the diamond drilling were selectively sampled for mineralization, alteration, and fractures. Those intervals visually judged to contain mineralization, alteration, and fractural fragment were sampled. Half core was reportedly taken with the other half being retained. The samples were normally 1m long or so, and maximum 2m. The retained rock cores were put back into the core boxes for storage after being wrapped with film.

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13	Sample Preparation, Analyses and Security

Samples taken in-field by Guangdong Institute and Yangzi were bagged and labelled and relevant information about the samples such as locations, samples lengths, weights and date were recorded. Sample preparation and analysis was then undertaken at the Assaying Centre of South-western Metallurgy and Geology (ISO9001 certified) in Chengdu, Sichuan, China. The collection, packing and shipping of the samples was the responsibility of personnel from Guangdong Institute and Yangzi.

The samples collected by SRK were shipped to the SGS-CSTC Standards Technical Services Co. Ltd. (ISO9001 certified) in Tianjin, China from Beijing in a secured box using a Beijing Shipment Service Company.

In the laboratory of the Assaying Centre of South-western Metallurgy and Geology, the samples were dried and then underwent stages of crushing and grinding to reduce the particulate size of the sample to -20 mesh (<0.84mm), then -40 mesh (<0.42mm) and finally to -200 mesh (<0.074mm) . A 200g charge was then taken for assay with the remains of the pulverised material being saved in the laboratory. Spare samples were also taken from -40 mesh materials.

The laboratory of the Assaying Centre of South-western Metallurgy and Geology is a qualified laboratory in China for assaying samples from geological exploration programs, and also ISO9001 certified. Some Canadian, Australian, and British mining companies have used the laboratory for assaying. Silver, lead, zinc and Tin were assayed for most samples, and some other samples were also assayed for gold, and copper. Atomic absorption method was used to analyse gold, silver, copper, lead and zinc. The volume method was used for assaying tin.

Internal checking of the laboratory was completed according to Chinese regulations, and about 30% of the samples were taken as duplicates. Three national standard materials were inserted into each 50 samples.

For the quality insurance and quality control, for Gaocheng project, Yangzi took 275 internal checking samples out of 2849 samples. The overall rate of qualification is greater than 96% for all of the assayed elements, indicating a good quality of the assaying. Totally 150 samples were taken for external checking. Chengdu Centre of Monitoring and Verification of Mineral Resources conducted the assaying of the external samples. The overall qualification rate is 96.67% for silver, 98% for lead, 93.33% for zinc, and 90% for tin. The checking indicates that the assays obtained from the Assaying Centre of South-western Metallurgy and Geology are good and reliable.

For the assaying work during 2003-2004 at Shimentou project, the report only provides that the assaying was done in a laboratory recognized by Guangdong Provincial Bureau of Surveillance of Technical Quality, that 10% and 3-5% of all samples were taken for internal and external checking, respectively, and that the quality of the assaying is good.

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14	Data Verification

The authors visited the properties during the periods from June 4 to 9, 2007, during the time they inspected and verified the local geology, trenches and pits, drill-hole locations, underground working portals, drill cores. This inspection included geology and mineralized bodies on the surface of the properties, and cores, and taking field duplicated samples, as well as interviews with Yangzi staff, and personnel from the institute and laboratories.. Visual observation, digital photos and Global Positioning System (GPS) measurements were used to conduct and record the results of this inspection.

The cores recovered in previous exploration programs in both properties were available. SRK took duplicate samples from trenches and pits to directly compare with analytical results of the original samples. Table 14-1 gives assaying results of the duplicate samples and original samples from Gaocheng property, and Table 14-2 lists the results of those samples from the Shimentou project.

Table 14-1: Assaying results of filed checking samples and their original assays from Gaocheng property

Sample	Field No.	Sampling	Name or original code of		Analytic Results
No.		position	rock and ore	Sn	Ag	Pb	Zn
				(%)	(g/t)	(%)	(%)
D2007-14	BT3	Gaocheng	Honeycomb oxidized ore V2		180	4.12	0.17
D2007-15	BT07-11	Gaocheng	Honeycomb oxidized ore V7-1		120	2.67	0.23
D2007-16	BT07-12	Gaocheng	Honeycomb oxidized ore V6		68.7	0.05	0.3
D2007-17	BT07-5	Gaocheng	Honeycomb oxidized ore V5-1		17.9	0.04	0.06
D2007-18	TC59V10	Gaocheng	Honeycomb oxidized ore V10		140	0.94	0.09
D2007-19	TC59V11-1	Gaocheng	Honeycomb oxidized ore V11		1180	5.25	0.21
D2007-20	TC59V11-2	Gaocheng	Honeycomb oxidized ore V11		140	0.28	0.02
D2007-24	ZK1401	Gaocheng	Honeycomb oxidized ore V5		420	0.26	0.06
	Outcrop
	(BT07-10)
Original analytic results
D2007-14	BT3	Gaocheng		0.14	136.89	2.96	0.13
D2007-15	BT07-11	Gaocheng		0.21	96.58	1.25	0.14
D2007-16	BT07-12	Gaocheng		0.01	50.35	0.04	0.15
D2007-17	BT07-5	Gaocheng		0.01	9.34	0.05	0.03
D2007-18	TC59	Gaocheng		0.05	233.1	1.78	0.091
D2007-19	TC59	Gaocheng		0.05	237.8	1.26	0.061
D2007-20	TC59	Gaocheng
D2007-24	ZK1401	Gaocheng			58.65	0.09	0.02
	Outcrop
	(BT07-10)

The check samples were sent to Tianjin Laboratory of SGS-CSTC Standards Technical Services Co. Ltd. for analysis. Silver, lead, and zinc were analysed for samples from both projects by using atomic absorption method. From the tables, it can be seen that the assays generally match their original ones, as they are field duplicates.

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Table 14-2: Assaying results of filed checking samples and their original assays from Gaocheng property

Sample	Field No.	Sampling	Name or original code of	Analytic Results
No.		position	rock and ore	Sn	Ag	Pb	Zn
				(%)	(g/t)	(%)	(%)
D2007-21	TC60	Shimentou	Honeycomb oxidized ore		120	0.81	0.08
D2007-22	BT07-16 #14	Shimentou	Honeycomb oxidized ore		5.1	0.01	0.09
D2007-23	BT07-16 #9	Shimentou	Honeycomb oxidized ore		24.3	0.02	0.05
D2007-10	Zk1401	Shimentou	600464 body V2		55.7	0.04	9.88
D2007-11	ZK1401	Shimentou	600466 body V2		140	0.24	4.54
D2007-12	ZK3203	Shimentou	600347 body V2		360	11.66	6.32
D2007-13	ZK3204	Shimentou	601565 body V2		140	1.83	11.98
Original analytic results
D2007-21	TC60	Shimentou	Honeycomb oxidized ore
D2007-22	BT07-16 #14	Shimentou	Honeycomb oxidized ore
D2007-23	BT07-16 #9	Shimentou	Honeycomb oxidized ore
D2007-10	Zk1401	Shimentou	600464 at 265.3m		181.4	0.12	10.5
D2007-11	ZK1401	Shimentou	600466 at 267.5m		187.2	0.28	4.97
D2007-12	ZK3203	Shimentou	600347 at 362.6m	0.20	343.4	8.78	5.02
D2007-13	ZK3204	Shimentou	601565 at 521.7m	0.68	149.49	1.99	11.43

SRK also took 280 pulp duplicate samples directly from the laboratory of the Assaying Centre of South-western Metallurgy and Geology in Chengdu, and sent them to the Guangzhou Laboratory of ALS Chemex for analysing silver, lead, and zinc. Appendix 3 gives detailed assaying result. Figures 14-1 and 14-2 give the comparisons of the original assays and the duplicate assays of silver and zinc of the 105 samples with silver grades greater than the cut-off of 40g/t.

Figure 14-1: Original assays vs. duplicate assays of Ag

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Figure 14-2: Original assays vs. duplicate assays of Zn

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Figure 14-3: Original assays vs. duplicate assays of Pb

Based on the comparison in above figures, it can be seen that in general the two sets of assays can match and most of the samples have a relative error within ±10%.

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15	Adjacent Properties

The Gaocheng and Shimentou projects are located in a mineralization field, namely Daganshan mineralization field (Figure 15-1). From the centre there are W mineralization zone, Sn mineralization, Sn-Pb-Zn mineralization zone, Ag-Pb-Zn mineralization, and Au mineralization zone.

Dajinshan Tungsten (W) Deposit
The deposit is located in the centre. Guangdong Provincial Institute of Geological Survey reported that it is a small scale deposit with contained metals of 31,000t of WO3 and Sn, associated with Ag, Cu, Mo and Bi. The mineralization types of the deposit include structural-altered type and quartz vein type.

Jiuquling Tin Deposit
The deposit is located in the tin mineralization zone surrounding the tungsten mineralization zone. It is reported that the Jiuquling deposit has been developed and put into production. It is a quartz vein type of deposit. There is no detailed information about the deposit.

Jianshan Tin-Lead-Zinc-Silver Deposit
The deposit is located in the tin-lead-zinc mineralization zone. It is reported that the deposit possesses Chinese standard resource of about 200,000t metals of Pb+Zn, as well as Ag and Sn. It is sedimentary type of deposit.

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Jianshan
W (Sn, Mo, Bi)
Dajinshan
Sn
Jiuquling
Shimentou
云浮市
Sn, Pb, Zn
Ag, Pb, Zn
Gaocheng
Ag Pb Zn
Cu Pb Zn

Figure 15-1: Zonation of Mineralization in Daganshan Mineralization Field

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16	Mineral Resource and Mineral Reserve Estimates

SRK has reviewed all data and information available for the Gaocheng project, done some data verification, which allows SRK to conduct a mineral resource estimate for the deposit. SRK has not conducted a resource estimate for Shimentou project, and recommends that more exploration has to be done in order to do such an estimate.

The following sections detail the methods, processes and strategies employed in creating the resources estimate for the Gaocheng Pb-Zn-Ag Project. The effective date of this resource estimate is November 2007.

16.1	Data Evaluation

All the drilling and trenches data was provided by the Anhui Yangzi mining company limited in the form of Excel file and digital maps. All available drilling, trench and assay data for the deposit was merged into an Access database with referential integrity applied and routinely checked using Surpac. Twenty (20) drill cross sections were developed on a local grid looking northwest on an azimuth of 290° on a nominal 100 meters spacing.

Anhui Yangzi Mining Company Limited supplied the metric drill hole database in electronic format and coordinate with a Chinese UTM system. This database included collar details, down hole surveys and assay data (i.e. Ag g/t, Pb%, Zn%, and Sn %) with down hole from and to intervals in metric units. Figure 16-1 illustrates the drill hole and trench location plan for the Gaocheng project.

Figure 16-1: Drill hole and Trench Location Plan

16.2	Solid model

A geological domain model was constructed to conduct grade interpolation. No geological model was provided to SRK by the Anhui Yangzi mining company limited. SRK has completed geological modelling based on the drill hole information. The geological model was used to classify material types within the Gaocheng deposit and to assist in the resource estimation (Figure 16-2).

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Figure 16-2: Geological model in plan view of Gaocheng deposit using Surpac Software

16.3	Topography

Topography was imported from an AutoCAD topographic map supplied by Yangzi Company in DXF format. It is important to note that the upper bounding surface for the purpose of resource modelling is set to be the topographic surface. The interpreted and modelled surface model was supplied in AutoCAD.dxf format and imported into Surpac for modelling and interpolation. Figure 16-3 shows the topographic surface.

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Figure 16-3: Plan view of topographic contour map

16.4	Compositing

Statistics of the Data

Statistics for grades of Ag, Pb, Zn and Sn for all samples are given in Table 16-1.

Table 16-1: Univariate Statistics of exploration data

Variable	Number	Minimum	Maximum	Mean	Coeff	Median
					Variance
Ag	433	1.06	1110	77.225	1.709	32.876
Pb	431	0.01	13.74	0.775	2.26	0.289
Zn	431	0.02	17.819	1.856	1.316	0.996
Sn	433	0	3.26	0.119	1.712	0.069

A coefficient of variation describes the magnitude sample values and the variation within them. It is defined as

Here V is the coefficient of variation, Sx is the standard deviance, and X is the mean.

Tables 16-2 and 16-3 give the coefficients of variation of the grades and thickness of each mineralized bodies in Gaocheng deposit.

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Table 16-2: Coefficient of variation of thickness of mineralized bodies in Gaocheng deposit

Mineralized	Coefficient of
body No.	Variation (%)
V2	89.2
V2-1	52.2
V2-2	49.1
V3	73.9
V4	62.2
V5	39
V5-1	46.8
V6	75.6
V7	96.2
V7-1	54.6
V8	15.6
V10	109.9
V11	65.2

Table 16-3: Coefficient of variation of grades of mineralized bodies in Gaocheng deposit

Mineralized	Coefficient of	Coefficient of	Coefficient of
body No.	Variation for	Variation for Zn	Variation for
	Pb (%)	(%)	Ag (%)
V2	181.6	115.5	136.8
V2-1	91.4	70.6	84.2
V2-2	130.6	97.3	80.8
V3	168.3	152.8	136.2
V4	67.1	208.1	85.4
V5	103.9	152.8	82.8
V5-1	104.1	170.3	71.1
V6	207.7	134.8	104
V7	155.7	99	87.8
V7-1	148.5	93.9	164.4
V8	90.5	68	46.2
V10	132	144.3	95.1
V11	98.8	109.2	138.2

In general, for the type of lead-zinc deposit of Gaocheng deposit (Jia, 2003), if the coefficient of variation is <50%, the mineralized body is considered to have a steady continuity in thickness, if the coefficient is between 50-100%, the mineralized body thickness is relatively steady, if the coefficient is larger than 100%, the mineralized body thickness is unsteady. From Table 16-2, it can be seen that the mineralized bodies of Gaocheng deposit generally belong to steady and relatively steady categories.

For the grades ofgeneral lead-zinc deposits, if the coefficient is <80%, the grade is considered to be evenly distributed, if the coefficient is between 80-180%, the grade is relatively evenly distributed,

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if the coefficient is >180%, then the grade is unevenly distributed. From Table 16-3, it can be seen that the grades of silver, lead and zinc in each veins are generally relatively-evenly distributed.

These statistics provide a basis for the determination of the method for resource estimate, and the grids defining various categories of mineral resources below.

16.5	Specific Gravity

The weighted SG value is 3.57 t/m3 submitted by Anhui Yangzi mining company limited based of the SG analysis result table

16.6	Resource Estimate

The mineral resource categories used in this report are those by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as adopted by the CIM Council on August 20, 2000, which is compatible with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004). These resource definitions are summarized as follows:

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An Inferred Mineral Resource is that part of a Mineral Resource, for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

The classification of the Mineral Resource was completed by SRK geologists, as described below, based principally on data density, quality and geological confidence criteria. The resource classification codes for the model are as follows: Indicated Resource and Inferred Resources.

SRK used polygonal block model to estimate the mineral resources of Gaocheng deposit because the method is a valid way to determine a resource for this type and configuration of mineralization, i.e. narrow veins with a good continuity.

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During the resource estimate,

    The polygonal blocks were constructed on longitudinally projected sections using MapGIS, a MapInfo-like GIS software application which is widely used in China;
    Topographic control for the polygonal sections is taken from the topographic maps provided by Yangzi and appears to be reasonably reliable.
    The related technical and economic parameters are listed in Table 16-4;

Table 16-4: Technical and economic parameters

Parameter	Pb(%)	Zn(%)	Ag(g/t)	Sn(%)
Cut-off	0.7	0.7	40	0.1
Minimum block grade	1.5	1.5	100	0.2
Minimum mineable thickness (m)	0.8
Maximum band thickness (m)	2
If the thickness is less than the minimum mineable thickness, corresponding m.g/t or m.% values were used

    The maximum value of Ag is 1,110 g/t and the average Ag grade of the mineralized bodies is 125g/t Ag. The value of 700g/t is applied as top-cut grade for Ag estimation based on statistical anaylsis. No top-cut was applied to lead and zinc values.
    The current estimation is only for in situ resource; no internal or external dilution has been applied. Mined-out areas are excluded from the resource estimates.
    The Specific gravity value used is 3.57;
    It is not easy to project mineralization over substantial distances because of the pinches-and- swells in mineralization. However, the mineralization shows relatively steady continuities in both thickness and grades. The current resource is preliminarily estimated based upon the data provided by Yangzi and complied by Dr Anson Xu, Principal Consultant at SRK China, and Member of the Austaliasian Institute of Mining of Metallurgy. The resource estimate was classified in compliance with the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves (JORC, 2004).
    The initial classification process was based on an interpolation distance as defined as follows:
      The resources were classified into Measured if the average weighted sample distance was less than 50m;
      The resources were classified into Indicated if the average weighted sample distance was between 50m and 120m;
      The resources were classified into Inferred if the average weighted sample distance was greater than 120m; or either the extrapolation of the Indicated resource.

The initial classification was reviewed visually. The difined resource categories were based on a combination of data density and geological confidence.

Table 16-5 provides a summary of the resource estimate for the Gaocheng deposit. Appendix 3 gives detailed estimate of each block. Figure 16-4 shows the blocks used for estimating resources of V2. SRK notes that previous miners mined some ores from V2, but no detailed production records were provided. According to the sizes of the waste dumps near adit portals, it is estimated that about 100,000 t ore has been mined.

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Table 16-5: Summary of mineral resources in Gaocheng deposit

Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
V2	Measured	490033	207.24	1.30	3.98	0.14	101554	6393	19526	709
	Indicated	948659	111.39	1.62	2.33	0.15	105672	15391	22128	1441
	Inferred (o)	196979	277.17	1.78	0.11	0.14	54596	3500	210	272
	Inferred (s)	2493966	131.76	2.02	3.23	0.17	328600	50293	80487	4247
	Inferred	2690945	142.40	2.00	3.00	0.17	383196	53793	80698	4519
V2-1	Indicated	75895	50.44	1.18	2.26	0.12	3828	898	1715	95
	Inferred (o)	15395	82.20	0.27	0.03	0.00	1265	41	4	0
	Inferred (s)	293027	65.26	0.99	2.70	0.24	19122	2897	7905	708
	Inferred	308422	66.10	0.95	2.56	0.23	20387	2938	7910	708
V2-2	Indicated	84897	51.41	0.90	2.57	0.07	4365	761	2186	63
	Inferred (o)	90854	85.40	0.24	0.18	0.00	7759	220	164	0
	Inferred (s)	731122	54.25	0.87	2.64	0.11	39664	6376	19300	796
	Inferred	821976	57.69	0.80	2.37	0.10	47423	6597	19464	796
V3	Inferred (o)	38913	549.89	0.25	0.02	0.04	21398	97	8	16
	Inferred (s)	28455	114.11	10.89	8.95	0.04	3247	3100	2547	11
	Inferred	67368	365.83	4.75	3.79	0.04	24645	3197	2554	27
V4	Inferred (o)	80450	282.67	0.85	0.10	0.08	22741	680	80	66
	Inferred (s)	310616	187.87	0.88	1.15	0.08	58356	2721	3569	247
	Inferred	391066	207.37	0.87	0.93	0.08	81096	3401	3649	313
V5	Inferred (o)	26534	101.20	0.05	0.02	0.00	2685	14	6	0
	Inferred (s)	88669	342.48	2.19	1.50	0.07	30367	1944	1328	63
	Inferred	115203	286.91	1.70	1.16	0.06	33053	1958	1Inferred	63
V5-1	Inferred (o)	36518	197.94	1.09	0.07	0.01	7228	397	27	3
	Inferred (s)	27307	62.02	0.35	6.24	0.18	1694	95	1705	50
	Inferred	63825	139.79	0.77	2.71	0.08	8922	492	1732	53
V6	Inferred (o)	104856	247.54	0.82	0.07	0.15	25956	858	73	159
	Inferred (s)	1140652	84.64	0.62	5.50	0.12	96543	7028	62779	1325
	Inferred	1245508	98.35	0.63	5.05	0.12	122499	7886	62852	1484
V7	Indicated	154471	49.92	0.97	2.40	0.09	7711	1492	3704	142
	Inferred (o)	2998	102.50	0.11	0.36	0.04	307	3	11	1
	Inferred (s)	605937	53.05	0.92	2.51	0.10	32143	5593	15196	596
	Inferred	608935	53.29	0.92	2.50	0.10	32451	5597	15207	597
V7-1	Indicated	13456	72.76	2.56	1.97	0.08	979	345	265	11
	Inferred (o)	2544	102.50	0.11	0.36	0.04	261	3	9	1
	Inferred (s)	295224	161.60	1.09	2.99	0.10	47709	3224	8816	283
	Inferred	297768	161.10	1.08	2.96	0.10	47970	3227	8825	284
V8	Inferred (o)	14378	214.54	0.28	0.04	0.04	3085	40	6	6
	Inferred (s)	0	0.00	0.00	0.00	0.00	0	0	0	0
	Inferred	14378	214.54	0.28	0.04	0.04	3085	40	6	6
v10	Measured	9760	175.81	1.57	1.91	0.00	1716	153	186	0
	Indicated	52525	210.08	2.20	2.60	0.04	11035	1154	1364	20
	Inferred (o)	78262	217.06	1.32	0.08	0.04	16987	1033	63	28
	Inferred (s)	424882	196.52	2.40	2.94	0.07	83496	10202	12481	288
	Inferred	503143	199.71	2.23	2.49	0.06	100483	11236	12544	316

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Table 16-5: Summary of mineral resources in Gaocheng deposit (continued)

Vein	Category	Tonnage	Ag(g/t)	Pb(%)	Zn(%)	Sn(%)	Ag(kg)	Pb(t)	Zn(t)	Sn(t)
v11	Inferred (o)	18556	237.86	1.26	0.06	0.05	4414	233	11	9
	Inferred (s)	134290	10.57	0.15	1.41	0.00	1420	196	1890	4
	Inferred	152846	38.17	0.28	1.24	0.01	5833	429	1901	13
Total	Measured	499793	206.63	1.31	3.94	0.14	103270	6546	19712	709
	Indicated	1329903	100.45	1.51	2.36	0.13	133590	20040	31362	1772
	Inferred (o)	707237	238.51	1.01	0.10	0.08	168682	7121	673	561
	Inferred (s)	6574146	112.92	1.42	3.32	0.13	742361	93669	218002	8619
	Measured+ Indicated	1829695	129.45	1.45	2.79	0.14	236860	26587	51075	2481
	Inferred	7281383	125.12	1.38	3.00	0.13	911043	100790	218675	9179

Note: o – oxidized s- sulphide

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Figure 16-4: Longitudinal projection map of V2 showing blocks

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17	Other Relevant Data and Information

17.1	Metallurgical Test

Yangzi has also retained Hunan Institute of Non-ferrous Metallurgical Studies for a metallurgical test on the ore from the Gaocheng deposit. In March 2007, the Hunan Institute took three bulk samples from the ore dumps of local village miners, old tunnels and drilling cores. Table 17-1 summarizes the information about the samples. All of the samples were taken from mineralized body V2.

Table 17-1: Summary of samples taken from Gaocheng deposit for a metallurgical test

Sample	Weight	Ore Type	Pb (%)	Zn (%)	Ag(g/t)
No.	(kg)
GC1	120	Massive	4.68	6.01	96.56
GC2	147.5	Disseminated	1.86	4.28	61.20
GC3	393.5	Mineralized rocks	0.52	0.92	19.72

The samples were analyzed for mineralogy and occurrences of the main beneficial elements, i.e. silver, lead, zinc, tin, and sulhpur. The mixture of the samples at ratios of 1 : 1 : 2.9 for samples GC1 : GC2 : GC3 and grades of 40-60g/t Ag, 1.2 -1.5% Pb and 2.3 -2.5% Zn was used to conduct a ore processing experiment to produce a lead concentrate, a zinc concentrate, and a sulphur concentrate. Silver is mainly concentrated in the lead concentrate and the zinc concentrate. Below is a brief summary of the study.

17.1.1	Mineralogy and Occurences of the Beneficial Elements

The mineralogy of the composite samples is given in Table 17-2.

Table 17-2: Summary of mineralogy of the samples taken from Gaocheng deposit

Mineral	Content (%)	Mineral	Content (%)
Sphalerite	3.5	Quartz	30
Galena	1.5	Feldspar	8
Pyrite	13.5	Chlorite	12
Pyrhhotite	2.5	Kaolinite	6
Arsenopyrite	1.1	Sericite and mica	6
Magnetite and hematite	2	Hornbelene	2
Chalcopyrite and bornite	0.14	Other silicate minerals	1
Cassiterite	0.2	Calcite	2.2
Fluorite	7.86	Others	0.5

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Occurrence of Silver
Silver grades in the samples range from 20g/t to 100g/t, averaging 46g/t. It is distributed in several minerals. It mainly occurs in silver sulphides, such as argentite, accounting for 34.69% of all silver, in other sulphides, such as pyrite, galena, and sphalerite etc., accounting for 24.49%, and in native silver, accounting for 20.41%, as well as in gangue minerals. Silver sulphide minerals occur closely with galena as inclusions within galena, or distributed in between galena grains. In general, the distribution of silver is 42.66% in galena, 24.87% in sphalerite, 20.80% in pyrite etc. other sulphides, and 11.67% in gangue minerals.

Occurrence of Zinc
Zinc grade in the samples range from 0.9 to 6.0%, averaging 2.4% . Zinc mainly occurs in sphalerite, accounting for 94.17% of total zinc, and secondarily in zinc carbonate minerals, 2.32%, zinc silicate minerals, 2.24%, and other minerals. Sphalerite usually inter-grows with galena and pyrite. Sometimes, it, together with galena and chalcopyrite, may occur in between the grains of pyrite. The crystal of sphalerite has 94% greater than 0.037mm (-320mesh), with 12% greater than 1mm.

Occurrence of Lead
Lead grade in the samples range from 0.5 to 4.7%, averaging 1.4% . Lead mainly occurs in galena, accounting for 92.59% of total lead, and secondarily in lead carbonate minerals, 4.44%, and other minerals. Galena usually inter-grows with sphalerite and pyrite. Sometimes, it, together with sphalerite and chalcopyrite, may occur in between the grains of pyrite. The crystal of galena has 97% greater than 0.037mm (-320mesh), with 15% greater than 1mm.

Occurrence of Tin
Tin mainly occurs in cassiterite, accounting for 94.73% of total, and secondarily as colloid tin, 2.63%, and in other minerals.

Occurrence of Sulphur
Sulphur grade in the samples is about 10%. Sulphur mainly occurs in pyrite and pyrrhotite, accounting for 83.5% of total, and secondarily in sphalerite and galena, 14%, and other sulphide minerals. There are two types of iron sulphide minerals, one type occurs as euhedral crystals with grain sizes of 0.4 -5mm, ann the other type occurs as fine grained (0.03 -0.5mm) anhedral crystals. Pyrite is relatively coarse with 97% greater than 0.037mm (-320mesh), with 30% greater than 1mm.

17.1.2	Summary of the results of the metallurgical test

Based on the study of the mineralogy and occurrences of beneficial elements, Hunan Institute conducted tests on changes of one factor, i.e. variations of fineness of milling, and usage quantity of various chemical agents to determine the optimum fineness and agents quantities, then did one open circuit experiment each for two techniques, i.e. sequential floation technique which produces a lead concentrate, a zinc concentrate, and a sulphur concentrate sequently, and sequential-mixture technique which produces a lead concentrate, and a mixture of zinc and sulphur concentrate, then further separates the mixture concentrate to produce a zinc concentrate first and then a sulphur concentrate. The sequential flotation technique was recommended and chosen to conduct a closed circuit experiment.

Figure 17-1 is the flowsheet of the closed circuit for the sequential flotation technique. Table 17-3 lists the results of the ore processing experiment.

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Figure 17-1: Flowsheet of the closed circuit for the sequential flotation technique

Table 17-2: Balance sheet of the ore processing test

		Grade				Recovery(%)
Item	Percent	Pb	Zn	S	Ag	Pb	Zn	S	Ag
	(%)	(%)	(%)	(%)	(g/t)
Pb Conc.	1.93	60.97	4.61	20.11	1035.3	87.49	3.76	3.6	44.7
Zn Conc.	4.3	0.31	49.61	33	270.3	0.99	90.15	13.15	26
S Conc.	18.2	0.27	0.21	47.7	48.7	3.65	1.62	80.45	19.83
Tailings	75.57	0.14	0.14	0.4	5.6	7.87	4.47	2.8	9.47
Primary ore	100	1.34	2.37	10.79	44.7	100	100	100	100

Note: Conc. - Concentrate

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From Table 17-2, it can be seen that the lead and zinc have a recovery of 87.49% and 90.15% respectively from the lead and zinc concentrates, while silver is mainly concentrated in the lead concentrate, 44.7% . The zinc concentrate also recovers 26% of silver, but the grade of silver in the concentrate is not high enough to have any value if the concentrate will be sold to a smelter.

Hunan Institute also conducted experiments for recycle uses of water, and water management. After 10 cycles, using 1: 4 of fresh water to re-used water achieved technical indexes for ore processing similar to those using fresh water only. After treatments, the waste water after many cycles has a water quality satisfying with the Chinese national standards for discharge.

In general, the experiment indicates that the samples taken from the Gaocheng deposit can be easily processed to produce a lead concentrate, a zinc concentrate, and a sulphur concentrate by using the recommended technique. SRK believes that the recommended technique is reasonable and commonly used, and can be applied in an industrial production. SRK recommends that more tests should be conducted to increase silver recovery in the lead concentrate by adjusting pH value and quantity of some chemical reagents, or some other methods. Hunan Institute did not do any tests to recover tin. SRK believes that it could be potentially economic to recover tin, and recommens more tests to address the issue.

17.2	Share Purchase Agreement between Silvercorp and Yangtze Gold Ltd

On April 24, 2008, Silvercorp reached a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”) which is a company duly organized and existing under the law of British Virgin Islands. Yangtze Gold wishes to sell and Silvercorp wishes to buy the 100 shares of Yangtze Mining Ltd. (“Yangtze Mining”) currently owned by Yangtze Gold, representing 100% legal and beneficial interest of Yangtze Mining. Yangtze Mining holds an undivided 95% interest in Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”) which is a joint venture company registered and authorized to do business in the People’s Republic of China, and holds certain mining and mineral exploration rights, including the Gaocheng and Shimentou projects, in China.

Both Parties agreed that the aggretate consideration payable by Silvercorp to Yangtze Gold for the Yangtze Mining shares shall be 427,500,000 Chinese RMB Yuan converted into Canadian dollars based on the average Bank of Canada exchange rate over 30 days prior to (and excluding) the date hereof (“Purchase Price”). The payable by Silvercorp is as follows:

(i)	an amount in cash equal to 40% of the Purchase Price (“Cash Payment”). Silvercorp shall deliver to Yangtze Gold the 20% of the Purchase Price in cash on the Closing Date, and the other 20% of the Purchase Price in cash plus interest at 5.5% of that amount from the date hereof payable when Silvercorp receives its next dividend payment from its China subsidiary Company, or within 3 months, whichever is earlier;

(ii)	that amount of common shares of Silvercorp with a cash value equal to 60% of the Purchase Price with each common share having an agreed value equal to the volume weighted average trading price of the shares of Silvercorp during 30 calendar days prior to the date hereof, that being C$8.20, on the closing date.

To having an exclusive right to purchase the Yangtze Mining shares, Silvercorp shall deliver to Yangtze Mining promptly following the execution of the agreement a cash payment of C$2,000,000 as a deposit (“the Deposit”) which amount shall comprise a portion of the Cash Payment.

Any cash balance or shortfall in Yangtze Gold, Yangtze Mining, and Anhui Yangtze, taken as a whole, at the date hereof will be credited to or deducted from the Cash Payment.

During the interim period from the date of the agreement to the closing date, Silvercorp will assume direction and operation of Yangtze Mining and its subsidiaries and advance to Anhui Yangtze

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20,000,000 RMB Yuan so that Anhui Yangtze can carry out necessary exploration and permitting activities, as directed by Silvercorp. Any costs in relation to new exploration activities and new permitting will be for the account of Silvercorp. In the event that this agreement is terminated, any remaining balance will be returned to Silvercorp.

By a written notice to Yangtze Mining, Silvercorp may terminate this agreement and the obligations of parties for any reason. The C$2,000,000 deposit is non-refundable unless a breach of certain representations and warranties by Yantze Gold or that Silvercorp’s financial advisor is unwilling or unable to deliver a written opinion that the transaction is fair from a financial point of view to the Silvercorp’s shareholders. Otherwise, Yangtze Gold agrees to promptly return the Deposit to Silvercorp, as directed. If the closing date has not occurred on or before 45 days from the date hereof, then either Silvercorp or Yangtze Gold may, by written notice, terminate this agreement and obligations to the other party, and Yangtze Gold shall have the right to retain the Deposit.

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18	Interpretation and Conclusions

SRK has made the following interpretation and conclusions based on:

    review of various reports on previous work

    site inspection on local geology, drill cores and laboratories

    And analytical results for checking samples from the properties

    Resource estimate of the Gaocheng deposit
18.1	Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of Gaocheng Project

    Gaocheng Ag-Pb-Zn deposit at the intersection of two sets of structures, which host some mineral deposits, and mineralization showings;
    Property geology is featured as a series of mineralization-bearing faults sub-parallel to each other cutting a Mesozoic granite stock and sedimentary strata; all of the defined mineralized bodies occur in the faults
    Silver-lead-zinc-tin mineralized veins filled in the faults have been revealed that the mineralized veins are up to 0.5 to a few of metres wide. Their striking length can be more than 1250m;
    Guangdong Provincial Institute of Geological Survey, contracted by Yangzi conducted exploration programs, including geological mapping, trenching and pitting, and drilling in the property. Totally 13 veins were defined. The database established in the programs provide the basis for a NI43-101 compliant resource estimate;
    By using the database established in previous exploration programs, SRK conducted a resource estimate, and the deposit possesses NI43-101 Measured + Indicated resource of about 1,829,700t at 129.45g/t Ag, 1.45% Pb, 2.79% Zn and 0.14% Sn, and Inferred resource of are of about 7,281,400t at 125.12g/t Ag, 1.38% Pb, 3.00% Zn and 0.13% Sn.
18.2	Interpretation and Conclusions on Geology, Mineralization, and Mineral Resource of Shimentou Project

    The Shimentou Au-Ag-Pb-Zn project is located in the similar geological background to the Gaocheng deposit;
    The Shimentou deposit is both strata and structures controlled, and considered as a sedimentary- hydrothermal type deposit. The mineralized bodies occur in a certain layer of strata that is underneath a thick layer of pyrite-rich strata, as layer-like or lenses;
    Gold-silver-lead-zinc mineralized bodies occurring along strata beddings may extend more than 1000m, and have widths ranging from 0.7 to 7.5m;
    Guangdong Provincial Institute of Geological Survey conducted exploration programs, including geological mapping, trenching and pitting, and drilling in the property. Totally 7 veins were defined and estimated for Chinese standard resources;
    The No. 7 Geological Brigade conducted a ground magnetic survey in the project area, and defined five magnetic anomalies which may reflect the response of mineralized bodies in depth;
    Some samples taken from trenches and drill-holes in 2003-2004 programs returned good assays of as high as 13.24g/t Au, 2094g/t Ag, 19.4% Pb, 5.96% Zn, and 0.44% Sn.

In summary, SRK believes that the Gaocheng project is an advanced exploration project with defined resources which may support a preliminary economic assessment for future development, and that the Shimentou project is an exploration project which has some defined mineralized bodies and further exploration can be warranted.

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19	Recommendations

19.1	Recommendations for Gaocheng Project

19.1.1	Recommendations on Further Work

SRK recommends that Yangzi should further do a scoping or pre-feasibility study about the development of the project, including more metallurgical tests before a delineation program to mineral bodies in order to upgrade the resource categories. The old underground workings and new tunnels have to be opened and developed to take mineralized materials for the study and tests. Upon a positive result of the study and test, the procedure of applying for a mining license may start.

19.1.2	Proposed Programs and Budget

SRK proposes the Phase I programs with a total budget of 1,500,000 Canadian dollars as listed in Table 19-1. Phase II programs which will be subject to positive results from the Phase I programs may include more drilling to upgrade the resource categories, a resource estimate compliant with NI 43-101, and a feasibility study and design of a mine and ore processing plant.

Table 19-1: Proposed Programs and Budget for Gaocheng Project

Item	Unit	Quantity	Unit Price	Amount
			(C$)	(C$)
More metallurgic tests	Lump sum	1	250,000	250,000
Scoping study	Lump sum	1	500,000	500,000
Underground working	Lump sum	1	100,000	100,000
Application of mining license etc	Lump sum	1	200,000	200,000
Management	Lump sum	1	300,000	300,000
Contingent fund	Lump sum	1	150,000	150,000
Total				1,500,000

19.2	Recommendations for Shimentou Project

19.2.1	Recommendations on Exploration

SRK recommends that Yangzi should further explore and delineate mineralized bodies in Shimentou exploration permits’ areas. The programs may include detailed topographical and geological surveys, surface programs to reveal the geochemical anomalies defined previously, geophysical surveys to define drilling targets, and drilling. Qualified persons are necessary to take strict QA/QC procedures in order for the data to demonstrate the quality as required by NI 43-101, so a resource database compliant with the NI 43-101 standard can be established.

19.2.2	Proposed Programs and Budget

SRK proposes the Phase I programs with a total budget of 1,000,000 Canadian dollars as listed in Table 19-2. Phase II programs which will be subject to positive results from the Phase I programs may include more drilling and metallurgical test, underground workings, and a resource estimate.

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Table 19-2: Proposed Programs and Budget for Shimentou Project

Item	Unit	Quantity	Unit Price	Amount
			(C$)	(C$)
Topographic survey	Km2	5	5,000	25,000
Geological survey	Km2	5	5,000	25,000
Geophysical depth sounding	point	200	250	50,000
Surface programs	Lump sum	1	50,000	50,000
Drilling and logging	m	5,000	100	500,000
Core sampling and assaying etc	Sample	2,000	25	50,000
Management	Lump sum	1	200,000	200,000
Contingent fund	Lump sum	1	100,000	100,000
Total				1,000,000

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20	Date and Signature Page

SRK Consulting

_________________________ Anson Xu, Ph.D., MAusIMM
Principal Geologist
Beijing Office, China

April 30, 2008

_________________________ Bielin Shi, Ph.D., MAusIMM
Principal Geologist
Perth, Australia

April 30, 2008

_________________________ Jinhui Liu., MAusIMM
Senior Geologist
Beijing Office, China

April 30, 2008

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21	Additional Information about Mine Operation and Production

There is no additional information about mine operation and production.

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22	References

Anhui Yangzi Mining Co. Ltd., November 2007. The summary of the work at Shimentou project area.

Guangdong Provincial Institute of Geological Survey, April 2005. Geological report about general prospecting on Jianshan-Shimentou Pb-Zn multi-metallic deposit, Yunfu city, Guangdong province

Guangdong Provincial Institute of Geological Survey, September 2007. Geological report about detailed prospecting on Gaocheng Pb-Zn-Ag deposit, Yunfu city, Guangdong province

Jia, Shouyi and Songqing, Ye, 2003. Mineral Resource Exploration. Geological Publishing

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23	Certificate of Qualified Persons

23.1	Dr. Anson Xu

As the author of the report for Silvercorp Metals Inc. on certain mineral properties in Yun’an County, Guangdong Province, the People’s Republic of China, I, Anson Xu, does hereby certify that:

1.	I am employed by, and carried out the assignment for SRK Consulting China Limited, located at

B1408 COFCO Plaza
8 Jianguomen Nei Dajie
Beijing, People’s Republic of China
100005

Phone: 86-10-8512 0365
Fax: 86-10-8512 0385
Email: axu@srk.cn

2.	I graduated with a Bachelor’s degree in Geology of Mineral Deposits from Nanjing University, China (B.Sc.) in 1982, a Master’s degree in Geology of Mineral Deposits from Chengdu University of Technology, China (M.Sc.) in 1988, and a Doctor’s degree in Geology from University of Nebraska- Lincoln, USA (Ph.D.) in 1996.

3.	I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM).

4.	I have been directly involved in geological research and mineral exploration for more than 20 years.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have visited the Gaocheng and Shimentou properties during the periods from June 5 to 8, 2007.

7.	I am the author responsible for the preparation of the technical report titled "Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Gold Project, Guangdong Province, People’s Republic of China" dated April 30, 2008 (the “Technical Report”).

8.	I have had no previous involvement with the Gaocheng and Shimentou Projects. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the Projects, nor in the securities of Anhui Yangzi Mining Co. Ltd.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101. My wife works part-time with Silvercorp, and is without any of its shares and stock options. Hence it does not affect my independence.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April 2008

Beijing, People’s Republic of China.

________________________________

Signature of QP

Dr Anson Xu
Print name of QP

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23.2	Dr. Bielin Shi

As the peer reviewer of the report for Silvercorp Metals Inc. on certain mineral properties in Yun’an County, Guangdong Province, the People’s Republic of China, I, Bielin Shi, does hereby certify that:

1.	I was employed by, and carried out the assignment for SRK Consulting China Limited, located at

B1317 COFCO Plaza
8 Jianguomen Nei Dajie
Beijing, People’s Republic of China
100005

2.	I am currently employed as Specialist Resource Geologist with Coffey Mining Pty Ltd, located at

1162 Hay Street
Western Perth
WA 6005, Australia

Phone: 61 8 9324 8800
Fax: 61 8 9324 8877
Email: bielin_shi@coffey.com

3.	I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM, 202711).

4.	I graduated from Guizhou University of Technology in 1981 with a Bachelor of Science and in 1985 with a Master of Science, and the University of Melbourne in 1995 with a Doctor of Philosophy..

5.	I have practiced my profession on a continuous basis since 1981.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I have visited the Gaocheng and Shimentou properties during the periods from June 4 to 9, 2007.

8.	I am responsible for the peer review of the technical report titled "Technical Report on Gaocheng Ag- Zn-Pb Project, and Shimentou Project, Guangdong Province, People’s Republic of China" dated April 30, 2008 (the “Technical Report”).

9.	I have had no previous involvement with the Gaocheng and Shimentou Projects. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the Projects, nor in the securities of Anhui Yangzi Mining Co. Ltd.

10.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

12.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

13.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority

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and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April 2008

Perth, Australia

________________________________

Signature of QP

Dr Bielin Shi
Print name of QP

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23.3	Jinhui Liu

As the author of the report for Silvercorp Metals Inc. on certain mineral properties in Yun’an County, Guangdong Province, the People’s Republic of China, I, Jinhui Liu, does hereby certify that:

1.	I am employed by, and carried out the assignment for SRK Consulting China Limited, located at

B1408 COFCO Plaza
8 Jianguomen Nei Dajie
Beijing, People’s Republic of China
100005

Phone: 86-10-8512 0365
Fax: 86-10-8512 0385
Email: axu@srk.cn

2.	I graduated with a Bachelor’s degree (B.Sc.) in Geology in 2001, and a Master’s degree in Geology of Mineral Deposits from China University of Geosciences (Beijing), China in 2004.

3.	I am a member of the Australasian Institute of Mining and Metallurgy (MAusIMM).

4.	I have been directly involved in geological research and mineral exploration for 5 years.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I have not visited the Gaocheng and Shimentou properties.

7.	I am responsible for the preparation of part of section 16 of the technical report titled "Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Gold Project, Guangdong Province, People’s Republic of China" dated April 30, 2008, (the “Technical Report”) under the supervision of Dr. Anson Xu.

8.	I have had no previous involvement with the Gaocheng and Shimentou Projects. I have no interest, nor do I expect to receive any interest, either directly or indirectly, in the Projects, nor in the securities of Anhui Yangzi Mining Co. Ltd.

9.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

10.	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

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12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April 2008

Beijing, People’s Republic of China.

________________________________

Signature of QP

Jinhui Liu
Print name of QP

SRK Consulting
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24	Consent of Authors

TO:

Toronto Stock Exchange
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission

I, Anson Xu, MAusIMM, of SRK Consulting China Limited, B1317 COFCO Plaza, 8 Jianguomen Nei Dajie, Beijing, China, do hereby consent to the filing, with the regulatory authorities referred to above, and other regulatory authorites and or stock exchanges as required, of the technical report titled " Technical Report on Gaocheng Ag-Zn-Pb Project, and Shimentou Gold Project, Guangdong Province, People’s Republic of China " dated April 30, 2008 (the “Technical Report”) and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosures of Silvercorp Metals Inc., including in its Annual Information Form being filed.

Dated this 30th day of April 2008

____________________________

Signature of QP

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Appendices

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Appendix 1- Resource and Reserve Standards

Categorisation of Mineral Resources and Ore Reserves

The system for the categorising mineral resources and ore reserves in China is in a period of transition that commenced in 1999. The traditional system, derived from the former Soviet system, uses five categories based on decreasing levels of geological confidence - Categories A, B, C, D and E. The new system (Rule 66) promulgated by the Ministry of L5 and and Resources (“MLR”) in 1999 uses three-dimensional matrices, based on economic, feasibility/mine design and geological degrees of confidence. These are categorised by a three number code of the form “123”. This new system is derived from the United Nations Framework Classification proposed for international use. All new projects in China must comply with the new system. However, estimates and feasibility studies carried out before 1999 will have used the old system.

Both the new and old systems are quoted in this report, because it is common for Chinese mining assets to be classified according to both systems. Wherever possible, the Chinese Resource and Reserve estimates have been reassigned by SRK to categories similar to those used by the JORC Code to standardize categorization. Although similar terms have been used, SRK does not mean to imply that in their present format they are necessarily classified as 'Mineral Resources' as defined by the Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code").

A broad comparison guide between the Chinese classification scheme and the JORC Code is presented in the following table.

JORC Code	Chinese “Reserve” Category
Resource	Previous
Category	system	Current system
Measured	A	111, 111b, 121, Measured, 2M11, 2M21,
	B	2S11, 2S21, 331,
Indicated	C	122, Indicated 2M22, 2S22, 332
Inferred	D	Inferred
Non-equivalent	E	334

Relationship between JORC Code and the Chinese Reserves System

In China, the methods used to estimate the resources and reserves are generally prescribed by the relevant Government authority, and are based on the level of knowledge for that particular geological style of deposit. The parameters and computational methods prescribed by the relevant authority include cut-off grades, minimum thickness of mineralization, maximum thickness of internal waste, and average minimum ‘industrial’ or ‘economic’ grades required. The resource classification categories are assigned largely on the basis of the spacing of sampling, trenching, underground tunnels and drill holes.

In the pre-1999 system, Category A generally included the highest level of detail possible, such as grade control information. However, the content of each category B, C & D may vary from deposit to deposit in China, and therefore must be carefully reviewed before assigning to an equivalent “JORC Code type” category. The traditional Categories B, C and D are broadly equivalent to the ‘Measured’, ‘Indicated’, and ‘Inferred’ categories that are provided by the JORC Code and USBM/USGS systems used widely elsewhere in the world. In the JORC Code system the ‘Measured Resource’ category has the most confidence and the ‘Inferred’ category has the least confidence, based on increasing levels of geological knowledge and continuity of mineralization.

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According to the new Chinese Category Scheme, as shown in the following table, the three numbers refer to economic, feasibility/mine design and geological degrees of confidence.

Definition of the new Chinese Resource Category Scheme

Category	Denoted	Comments
	1	Full Feasibility Study considering economic factors has been conducted
Economic	2	Pre-feasibility to scoping study which generally considers economic factors has been conducted
	3	No pre-feasibility or scoping study conducted to consider economic analysis
	1	Further analysis of data collected in “2” by an external technical department
Feasibility	2	More detailed feasibility work including more trenches, tunnels, drilling, detailed mapping etc
	3	Preliminary evaluation of feasibility with some mapping and trenches
	1	Strong geological control
Geologically	2	Moderate geological control via closely-spaced data points (e.g. small-scale mapping)
controlled	3	Minor work which projected throughout the area
	4	Review stage

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Appendix 2: Exploration Permits

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Gaocheng Exploration Permit

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Shimentou Exploration Permit

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Appendix 3: Assaying results of pulp duplicates for Gaocheng Project

				Original Assays				ALS Assaying results
Line	Engineering	Vein	Sample	Ag	Pb	Zn	Sn	Ag	Pb	Zn	Sn
No.	No.	No.	No.	(g/t)	(%)	(%)	(%)	(g/t)	(%)	(%)	(%)
6	BT07-21	V6	BT07-21H5	108.00	0.20	0.05	0.02	103.00	0.19	0.05	0.04
10	BT07-11	V7-1	BT07-11H2	57.20	0.41	0.11	0.06	50.00	0.46	0.11	0.08
10	BT07-11	V7-1	BT07-11H3	128.00	1.93	0.17	0.33	125.00	2.01	0.17	0.34
10	ZK1001	V7	80432	224.00	0.84	4.70	1.24	205.00	0.82	4.53	1.28
10	ZK1001	V2	601025	27.30	0.03	2.84	0.04	22.00	0.04	2.61	0.06
10	ZK1001	V2-2	601028	19.10	0.06	0.74	0.03	19.00	0.06	0.68	0.05
10	ZK1001		601031	40.20	0.02	9.14	0.03	39.00	0.03	9.38	0.04
10	ZK1001	V6	601034	10.90	0.03	3.09	0.04	11.00	0.03	3.13	0.07
10	ZK1001		601039	12.55	0.18	0.71	0.03	7.00	0.18	0.68	0.04
12	BT07-12	V6	BT07-12H2	50.35	0.04	0.15	0.00	50.00	0.04	0.16	0.02
12	ZK1201	V6	601168	37.89	0.17	4.77	0.06	37.00	0.17	4.62	0.09
12	ZK1201	V6	601169	29.52	0.46	2.83	0.05	30.00	0.49	2.64	0.07
12	ZK1201	V6	601170	30.29	0.19	2.40	0.03	31.00	0.19	2.13	0.04
12	ZK1201	V6	601171	282.00	0.17	24.31	0.33	275.00	0.16	23.00	0.33
12	ZK1201	V6	601172	294.00	0.11	18.07	0.12	287.00	0.11	17.85	0.15
14	ZK1401	V5	80620	1.05	<0.010	<0.010	0.00	2.00	<0.01	0.12	0.01
14	ZK1401	V7-1	600434	22.20	0.02	0.03	-	16.00	0.01	0.03	0.02
14	ZK1401	V7	80126	54.00	0.05	0.07	0.02	42.00	0.04	0.08	0.02
14	ZK1401	V2-1	80628	21.95	0.05	0.08	0.01	23.00	0.05	0.14	0.03
14	ZK1401	V2	600461	378.60	0.07	7.55	-	366.00	0.06	7.20	1.24
14	ZK1401	V2	600462	73.70	0.05	1.64	-	72.00	0.05	1.55	0.22
14	ZK1401	V2-2	600486	9.40	0.08	0.53	-	7.00	0.08	0.55	0.06
14	ZK1402	V5	600562	112.00	0.04	0.08	0.01	120.00	0.04	0.09	0.02
14	ZK1402	V7-1	80588	3.34	0.01	0.01	0.00	4.00	0.01	0.02	0.01
14	ZK1402	V2-1	600566	14.90	0.06	1.20	0.06	15.00	0.06	1.17	0.08
14	ZK1402	V2	600580	56.49	0.54	4.32	0.05	57.00	0.54	4.44	0.07
14	ZK1402		600581	22.60	0.12	0.75	0.05	18.00	0.13	0.77	0.07
14	ZK1402	V2-2	600590	39.10	1.12	1.20	0.10	36.00	1.09	1.18	0.12
16	BT07-10	V5-1	BT07-10H2	58.65	0.09	0.02	0.00	56.00	0.08	0.03	0.02
18	ZK1801	V7-1	600740	<5.00	<0.010	<0.010	0.00	1.00	<0.01	0.01	0.01
18	ZK1801	V7	600754	142.70	0.11	0.99	0.05	131.00	0.13	1.02	0.08
18	ZK1801		600772	<5.00	0.01	0.68	0.05	3.00	0.01	0.67	0.08
18	ZK1801	V2	600786	29.21	0.98	2.16	0.07	25.00	0.84	1.94	0.10
18	ZK1801	V2-2	600803	159.80	0.07	0.13	0.48	148.00	0.06	0.11	0.48
18	ZK1801	V2-2	600804	80.65	0.03	0.18	0.24	68.00	0.02	0.16	0.25
18	ZK1801		600813	228.90	0.24	0.61	0.81	217.00	0.21	0.54	0.71
18	ZK1801		600825	54.70	0.78	0.45	0.22	45.00	0.72	0.42	0.22
20	ZK2001	V7-1	80170	5.16	0.02	0.14	0.02	6.00	0.02	0.15	0.03
20	ZK2001	V7-1	80171	6.23	0.04	0.31	0.02	6.00	0.04	0.31	0.03
20	ZK2001	V7	600089	109.40	0.22	0.38	0.06	107.00	0.22	0.35	0.05
20	ZK2001	V7	80174	60.46	0.06	0.18	0.04	58.00	0.06	0.18	0.06

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20	ZK2001	V2-1	600090	35.20	1.35	0.74	0.13	36.00	1.48	0.73	0.13
20	ZK2001	V2-0	600099	18.60	0.41	1.07	0.10	18.00	0.42	1.08	0.09
20	ZK2001	V2-0	600100	19.20	0.38	0.80	0.06	17.00	0.38	0.79	0.06
20	ZK2001	V2-0	600101	28.00	0.89	1.06	0.14	23.00	0.78	0.97	0.13
20	ZK2001	V2	600106	16.80	0.15	1.16	0.17	16.00	0.15	1.13	0.17
20	ZK2001	V2	600107	17.00	0.30	1.31	0.11	15.00	0.31	1.28	0.11
20	ZK2001		80182	23.20	1.98	0.72	0.17	21.00	2.00	0.68	0.21
20	ZK2001	V2-2	600123	11.00	1.00	0.87	0.12	4.00	0.29	1.18	0.03
20	ZK2001	V2-2	80187	6.01	0.29	1.25	0.02	6.00	0.28	1.18	0.02
20	ZK2002	V7-1	600180	669.60	8.37	4.21	0.17	625.00	9.24	3.89	0.18
20	ZK2002	V7-1	600181	29.00	0.05	0.82	0.07	29.00	0.05	0.78	0.07
20	ZK2002	V7-1	600182	36.40	0.10	1.51	0.17	37.00	0.14	1.42	0.17
20	ZK2002	V7-0	600185	36.30	0.04	2.50	0.10	34.00	0.04	2.40	0.10
20	ZK2002	V7	600186	30.60	0.09	0.76	0.08	32.00	0.11	0.76	0.07
20	ZK2002	V7	600187	105.40	0.17	9.75	0.30	103.00	0.21	8.77	0.40
20	ZK2002	V2-1	600234	99.70	1.40	1.30	0.30	94.00	1.36	1.30	0.29
20	ZK2002	V2-2	600418	6.40	0.18	0.31	0.05	6.00	0.20	0.45	0.04
24	ZK2401	V7-1	601194	1.43	<0.010	<0.010	0.00	1.00	<0.01	0.01	0.01
24	ZK2401	V7	601199	31.91	0.91	1.65	0.04	35.00	0.86	1.52	0.06
24	ZK2401		601211	15.25	0.21	0.64	0.05	15.00	0.21	0.57	0.09
24	ZK2401	V2	601212	55.22	2.22	0.68	0.05	58.00	2.25	0.65	0.08
24	ZK2401	V2	601213	41.38	0.48	1.31	0.05	44.00	0.47	1.14	0.07
24	ZK2401	V2	601214	29.50	0.59	2.89	0.08	31.00	0.59	2.64	0.10
24	ZK2401	V2-2	601218	20.75	0.86	2.14	0.04	21.00	0.79	1.83	0.06
24	ZK2401	V2-2	601219	28.36	0.55	1.70	0.04	29.00	0.48	1.60	0.04
24	ZK2401	V6	601315	121.50	2.81	3.98	0.23	109.00	2.56	3.98	0.26
24	ZK2401		601320	13.90	0.72	0.62	0.07	14.00	0.70	0.57	0.11
24	ZK2402	V7-1	601323	7.07	0.20	0.08	0.01	7.00	0.15	0.09	0.02
24	ZK2402	V7	80659	17.00	0.05	2.22	0.06	16.00	0.06	2.39	0.08
24	ZK2402	V2-1	601342	36.50	0.36	1.89	0.02	31.00	0.29	1.67	0.03
24	ZK2402	V2-1	80672	12.17	0.41	0.85	0.02	13.00	0.39	0.84	0.03
24	ZK2402		80673	11.22	0.20	0.74	0.01	12.00	0.22	0.77	0.02
24	ZK2402	V2	601344	75.00	0.09	0.11	0.19	65.00	0.07	0.10	0.25
24	ZK2402	V2	601345	149.00	0.13	0.39	0.30	133.00	0.11	0.36	0.32
24	ZK2402	V2	601346	105.50	0.61	2.50	0.12	92.00	0.52	2.32	0.16
24	ZK2402	V2	601347	43.00	0.36	1.38	0.07	42.00	0.29	1.17	0.11
24	ZK2402	V2	601348	81.60	2.81	4.60	0.23	79.00	2.08	4.22	0.26
24	ZK2402	V2	601349	142.00	1.00	1.60	0.18	115.00	0.77	1.30	0.17
24	ZK2402	V2	601350	228.50	0.71	2.75	0.50	186.00	0.57	2.57	0.44
24	ZK2402	V2	601351	189.50	1.02	1.94	0.36	164.00	0.89	1.78	0.37
24	ZK2402	V2	601352	222.50	1.02	1.24	0.37	209.00	0.87	1.08	0.46
24	ZK2402	V2	601353	233.00	1.43	0.95	0.13	203.00	1.25	0.83	0.18
24	ZK2402	V2	601354	91.85	0.48	2.39	0.12	86.00	0.44	2.35	0.17
24	ZK2402	V2	601355	44.35	0.43	0.40	0.08	40.00	0.37	0.35	0.12
24	ZK2402	V2	601356	89.05	0.51	1.16	0.13	80.00	0.42	1.03	0.19
24	ZK2402	V2	601357	86.55	0.20	0.22	0.10	85.00	0.18	0.20	0.13
24	ZK2402	V2-2	601361	25.35	0.40	0.88	0.09	23.00	0.32	0.74	0.12

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24	ZK2402	V2-2	601362	14.50	0.10	1.11	0.09	13.00	0.09	1.03	0.13
28	ZK2801	V7-1	600926	119.00	4.07	0.98	0.15	96.00	3.55	0.86	0.16
28	ZK2801	V7	600941	11.46	0.07	2.10	0.04	10.00	0.07	1.69	0.05
28	ZK2801	V2-1	600957	76.10	0.15	8.73	0.23	52.00	0.15	8.82	0.23
28	ZK2801		600968	30.50	0.24	0.88	0.06	25.00	0.24	0.85	0.07
28	ZK2801	V2-0	600971	21.00	0.08	1.60	0.13	18.00	0.08	1.45	0.13
28	ZK2801	V2	600978	20.47	0.11	2.09	0.07	21.00	0.11	2.15	0.08
28	ZK2801	V2	600979	8.80	0.03	1.46	0.12	9.00	0.03	1.31	0.13
28	ZK2801	V2	600980	19.76	0.02	3.35	0.44	17.00	0.02	3.22	0.35
28	ZK2801	V2	600981	13.89	0.01	3.82	0.10	14.00	0.01	3.29	0.10
28	ZK2801	V2	600982	3.94	0.05	1.17	0.13	5.00	0.05	1.15	0.17
28	ZK2801	V2-2	600990	36.90	0.48	2.64	0.04	33.00	0.46	2.61	0.05
28	ZK2801	V6	601007	66.20	0.08	10.92	0.43	65.00	0.09	10.25	0.47
28	ZK2802	V7-1	601091	37.40	1.41	2.73	0.03	34.00	1.11	2.25	0.04
28	ZK2802	V7	601094	27.23	0.45	1.13	0.02	28.00	0.45	0.95	0.03
28	ZK2802	V7	601095	26.28	0.71	1.85	0.03	27.00	0.69	1.52	0.04
28	ZK2802	V7	601096	32.30	0.73	2.47	0.03	32.00	0.70	2.46	0.04
28	ZK2802	V7	601097	41.23	0.96	2.81	0.05	41.00	0.90	2.70	0.06
28	ZK2802	V7	601098	46.02	1.02	3.67	0.06	47.00	0.96	3.59	0.07
28	ZK2802	V7	601099	244.50	4.09	11.94	0.21	221.00	3.47	10.85	0.20
28	ZK2802	V7	601100	33.69	0.25	3.98	0.15	35.00	0.26	3.97	0.16
28	ZK2802	V7	601101	44.92	0.25	7.39	0.13	49.00	0.25	7.23	0.14
28	ZK2802	V7	601102	12.41	0.26	1.20	0.04	13.00	0.24	1.03	0.06
28	ZK2802	V2-1	601117	190.00	0.08	3.58	0.69	179.00	0.08	3.17	0.59
28	ZK2802	V2-1	601118	43.56	0.15	2.55	0.11	48.00	0.15	2.26	0.12
28	ZK2802	V2	601125	159.00	0.49	0.99	0.16	167.00	0.44	0.88	0.19
30	BT07-6	V7	BT07-6H2	7.36	0.03	<0.010	0.00	8.00	0.03	0.03	0.01
32	ZK3203	V5-1	600242	24.60	0.08	0.50	0.71	19.00	0.07	0.49	0.78
32	ZK3203	V5	600251	524.00	2.05	0.38	0.10	476.00	1.89	0.38	0.08
32	ZK3203	V7-1	600273	0.40	0.01	0.01	0.02	2.00	0.01	0.02	0.02
32	ZK3203	V7-0	600276	16.60	0.02	0.39	0.13	16.00	0.02	0.38	0.12
32	ZK3203	V7	600283	58.70	0.04	0.04	0.12	57.00	0.04	0.05	0.13
32	ZK3203	V2-1	600319	33.80	1.81	0.89	0.05	31.00	1.76	0.90	0.05
32	ZK3203	V2-2	600358	11.60	0.11	0.91	0.03	9.00	0.10	0.91	0.03
32	ZK3204		601462	187.13	1.05	2.15	0.46	169.00	1.01	1.92	0.50
32	ZK3204	V5-1	601475	196.00	0.15	21.96	0.16	169.00	0.14	17.90	0.21
32	ZK3204	V5	601479	144.00	3.38	4.01	0.05	135.00	3.21	3.67	0.05
32	ZK3204	V7-1	601496	1200.00	4.62	1.44	0.02	1080.00	3.89	1.27	0.02
32	ZK3204	V7-0	601503	100.96	1.17	13.84	0.10	104.00	1.25	13.10	0.13
32	ZK3204	V7	601507	78.10	2.38	1.53	0.09	81.00	2.26	1.41	0.10
32	ZK3204	V7	601508	66.24	0.50	1.29	0.13	68.00	0.49	1.15	0.14
32	ZK3204	V7	601509	26.59	0.34	1.15	0.10	26.00	0.34	0.92	0.12
32	ZK3204	V2-1	601548	107.37	0.55	5.88	0.93	111.00	0.52	5.06	0.99
32	ZK3204	V2	601562	39.76	0.76	1.68	0.12	30.00	0.48	1.42	0.16
32	ZK3204	V2	601563	1110.00	7.32	4.45	0.26	953.00	7.78	4.35	0.23
32	ZK3204	V2	601564	109.50	1.04	1.88	0.16	116.00	1.00	1.90	0.18
32	ZK3204	V2	601565	149.49	1.99	11.43	0.68	143.00	1.80	10.95	0.69

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32	ZK3204	V2	601566	266.00	0.56	14.12	1.03	242.00	0.56	13.45	1.06
32	ZK3204	V2	601567	22.94	0.32	1.82	0.06	24.00	0.33	1.78	0.10
32	ZK3204	V2	601568	24.91	0.44	1.50	0.11	24.00	0.40	1.37	0.14
32	ZK3204	V2	601569	16.52	0.87	2.37	0.06	15.00	0.81	2.24	0.08
32	ZK3204	V2-2	601587	27.78	0.04	3.57	0.21	30.00	0.05	3.66	0.26
32	ZK3204	V2-2	601588	162.00	0.29	4.52	0.76	148.00	0.28	4.12	0.75
32	ZK3204	V2-2	601589	23.79	0.05	1.11	0.08	22.00	0.05	1.10	0.12
32	ZK3204	V6	601601	209.00	1.61	2.95	0.06	178.00	1.51	2.84	0.07
34	BT07-8	V2-1	BT07-8H9	15.25	0.19	0.02	0.08	18.00	0.20	0.06	0.09
34	BT07-17	V5-1	BT07-17H1	161.00	2.62	0.17	0.04	149.00	2.71	0.18	0.03
36	ZK3602	V7-1	600491	153.40	0.41	10.65	0.16	141.00	0.41	9.39	0.15
36	ZK3602	V7	600494	42.80	1.23	2.29	0.03	38.00	1.22	2.41	0.02
36	ZK3602	V7	600495	78.50	1.78	2.41	0.09	73.00	1.72	2.42	0.08
36	ZK3602	V2-1	80448	17.41	0.73	0.51	0.02	16.00	0.66	0.47	0.03
36	ZK3602	V2-2	600539	119.20	0.08	9.71	0.09	105.00	0.08	8.94	0.08
36	ZK3602	V6	600545	103.20	8.25	8.82	0.14	91.00	6.73	7.00	0.15
36	ZK3602	V6	600546	2.40	0.07	0.10	0.02	1.00	0.07	0.17	0.02
36	ZK3602	V6	600547	12.10	0.31	1.48	0.06	11.00	0.36	1.55	0.06
36	ZK3603	V7-1	600609	86.18	0.19	7.97	0.10	83.00	0.18	7.98	0.10
36	ZK3603	V7-1	600610	27.89	0.09	1.14	0.07	26.00	0.09	1.11	0.08
36	ZK3603	V7	600619	42.70	0.82	5.68	0.12	40.00	0.77	5.68	0.13
36	ZK3603	V7	600620	12.73	0.03	2.74	0.04	13.00	0.01	2.65	0.05
36	ZK3603	V7	600621	34.28	0.05	4.51	0.15	30.00	0.03	4.25	0.15
36	ZK3603	V7	600622	27.35	0.02	5.24	0.06	25.00	0.01	5.32	0.07
36	ZK3603		600623	8.28	0.06	0.86	0.10	8.00	0.05	0.79	0.12
36	ZK3603		600634	58.20	0.10	6.47	0.33	55.00	0.09	6.33	0.30
36	ZK3603		600638	42.30	0.05	1.60	0.11	40.00	0.04	1.51	0.13
36	ZK3603		600659	51.80	0.78	5.29	0.24	47.00	0.71	5.24	0.22
36	ZK3603	V2-1	600663	32.60	1.70	1.18	0.05	30.00	1.67	1.11	0.06
36	ZK3603	V2-1	600664	41.30	1.02	1.43	0.06	40.00	0.99	1.33	0.07
36	ZK3603		600665	13.90	0.62	0.83	0.05	12.00	0.56	0.80	0.06
36	ZK3603		600666	10.83	0.61	0.82	0.05	9.00	0.57	0.77	0.06
36	ZK3603	V2	600678	7.45	0.12	1.35	0.06	6.00	0.12	1.26	0.08
36	ZK3603	V2-2	600690	9.34	0.01	0.26	0.05	10.00	0.01	0.25	0.06
36	ZK3603	V6	600709	14.90	0.50	2.10	0.18	14.00	0.47	2.04	0.20
36	ZK3603	V6	600710	<5.00	0.01	1.15	0.06	3.00	<0.01	1.05	0.08
36	ZK3604	V7-1	80686	31.73	0.04	0.97	0.02	30.00	0.03	0.86	0.03
36	ZK3604	V7-0	600840	45.75	0.02	4.75	0.20	36.00	0.02	3.98	0.15
36	ZK3604	V7-0	600841	18.38	0.02	1.22	0.09	20.00	0.02	1.28	0.12
36	ZK3604	V7	600844	82.30	6.94	1.50	0.07	80.00	6.91	1.31	0.06
36	ZK3604	V7	600845	9.13	0.32	0.47	0.03	11.00	0.37	0.55	0.05
36	ZK3604	V7	600846	21.92	1.85	0.94	0.03	23.00	1.78	1.05	0.05
36	ZK3604	V7	600847	152.50	0.62	10.41	0.26	129.00	0.68	9.59	0.27
36	ZK3604	V7	600848	37.85	2.42	3.18	0.04	36.00	2.43	3.24	0.05
36	ZK3604	V7	600849	84.70	5.75	6.88	0.26	92.00	6.12	6.52	0.26
36	ZK3604	V7	600850	36.30	0.32	1.52	0.11	42.00	0.36	1.87	0.13
36	ZK3604	V7	600851	5.31	0.06	0.19	0.04	8.00	0.15	0.28	0.07

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36	ZK3604	V7	600852	20.45	0.89	1.54	0.06	19.00	0.97	1.77	0.09
36	ZK3604	V7	600853	9.31	0.21	1.03	0.18	12.00	0.29	1.24	0.21
36	ZK3604		600854	5.96	0.52	0.46	0.02	7.00	0.60	0.51	0.05
36	ZK3604	V2-1	600859	157.50	2.17	4.88	0.71	147.00	2.12	4.93	0.72
36	ZK3604	V2-1	600860	144.50	1.64	6.56	0.62	120.00	1.36	5.70	0.51
36	ZK3604		600873	9.12	0.55	1.14	0.02	9.00	0.61	1.20	0.05
36	ZK3604	V2	600891	12.05	0.89	1.65	0.09	12.00	0.89	1.57	0.14
36	ZK3604	V2	600892	8.77	0.33	0.90	0.07	8.00	0.42	1.03	0.10
36	ZK3604	V2	600893	31.75	0.73	1.88	0.80	34.00	0.82	1.92	0.80
36	ZK3604	V2-2	600903	9.65	0.53	2.32	0.20	9.00	0.51	2.11	0.23
36	ZK3604	V6	600907	5.26	0.12	1.27	0.05	7.00	0.13	1.26	0.07
36	ZK3605	V2-1	601228	6.23	0.16	6.72	0.06	6.00	0.15	0.57	0.09
36	ZK3605	V2-0	601238	35.80	0.03	4.54	0.05	11.00	0.42	0.79	0.10
36	ZK3605	V2	601287	210.00	0.51	0.17	0.01	3.00	0.05	0.32	0.02
36	ZK3605	V2	601288	11.40	0.47	0.79	0.06	37.00	0.03	5.33	0.07
36	ZK3605	V2	601239	7.60	0.02	1.59	0.18	8.00	0.02	1.66	0.21
36	ZK3605	V2	601240	2.25	0.04	0.35	0.09	3.00	0.04	0.34	0.08
36	ZK3605	V2	601241	1.34	0.04	0.17	0.01	2.00	0.04	0.17	0.03
36	ZK3605	V2	601242	27.80	0.02	6.56	0.80	27.00	0.02	7.01	0.82
36	ZK3605	V2	601243	16.22	0.02	2.25	0.22	16.00	0.02	2.27	0.15
36	ZK3605	V2	601244	99.20	0.06	7.92	0.06	78.00	0.05	6.85	0.06
36	ZK3605	V2-2	601259	37.70	0.06	3.72	0.23	34.00	0.06	3.78	0.26
36	ZK3605	V2-2	601260	7.76	0.15	0.75	0.08	8.00	0.14	0.78	0.13
36	ZK3605	V6	601273	26.75	0.20	2.83	0.98	25.00	0.20	2.98	1.02
36	ZK3605	V6	601274	7.65	0.09	1.55	0.14	8.00	0.09	1.53	0.17
40	ML5	V2-1	7#-H1	9.95	0.04	6.06	0.02	6.00	0.02	0.56	0.03
38	ML5	V7	10#-H2	132.50	5.97	1.67	0.09	139.00	6.44	1.07	0.06
44	ZK4401	V5	601664	13.40	0.16	0.23	0.01	13.00	0.17	0.24	0.03
44	ZK4401	V7-1	601705	20.07	0.05	2.12	0.07	21.00	0.10	2.22	0.09
44	ZK4401	V7	601711	13.96	0.37	0.84	0.02	11.00	0.29	0.70	0.02
44	ZK4401		601723	11.72	0.02	0.66	0.11	11.00	0.01	0.63	0.14
44	ZK4401	V2-1	601744	27.00	0.35	1.25	0.05	27.00	0.37	1.23	0.09
44	ZK4401		601755	25.40	1.27	2.68	0.03	26.00	1.32	2.71	0.05
44	ZK4401		601762	4.65	0.12	0.57	0.02	6.00	0.11	0.55	0.02
44	ZK4401	V2	601768	22.05	0.73	3.26	0.14	23.00	0.76	3.34	0.20
44	ZK4401	V2	601769	15.00	0.64	1.69	0.19	16.00	0.70	1.70	0.22
44	ZK4401	V2	601770	12.90	0.53	2.41	0.19	13.00	0.55	2.43	0.19
44	ZK4401	V2	601771	18.15	0.58	1.45	0.09	17.00	0.29	1.83	0.19
44	ZK4401	V2	601772	15.85	0.27	1.79	0.18	20.00	0.58	1.46	0.11
44	ZK4401	V2-2	601808	21.60	0.19	2.57	0.13	11.00	0.11	1.19	0.14
44	ZK4401	V2-2	601809	10.70	0.12	1.23	0.12	21.00	0.24	2.47	0.14
44	ZK4401	V6	601845	17.60	0.56	1.98	0.02	17.00	0.52	1.97	0.02
44-1	ZK44101	V10	600030	210.30	0.32	0.66	-	222.00	0.33	0.62	0.03
44-1	ZK44101	V10	600031	64.00	0.10	0.18	-	66.00	0.10	0.16	0.03
44-1	ZK44101	V10	800114	8.40	0.04	0.43	0.04	7.00	0.04	0.45	0.03
44-1	ZK44101	V10	800115	7.60	0.04	0.07	0.03	6.00	0.04	0.07	0.04
44-1	ZK44101	V10	600033	389.00	4.05	3.25	-	381.00	3.60	2.69	0.06

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44-1	ZK44101	V10	600034	689.50	7.02	4.66	0.12	644.00	6.95	4.09	0.12
44-1	ZK44101	V10	600035	13.20	0.11	0.82	0.07	16.00	0.15	0.82	0.08
44-1	ZK44101	V10	600036	4.40	0.03	0.41	-	7.00	0.08	0.40	0.05
44-1	ZK44101	V10	600038	75.20	1.12	1.38	-	72.00	1.06	1.31	0.04
44-1	ZK44101	V11	600039	12.20	0.11	0.99	-	11.00	0.09	0.92	0.06
44-1	ZK44102	V2-2	600006	170.40	2.76	7.76	0.04	182.00	3.11	7.07	0.02
44-1	ZK44102	V2-2	80044	8.60	0.05	0.07	0.02	7.00	0.05	0.07	0.01
44-1	ZK44102	V2-2	600007	177.30	0.96	2.00	0.16	189.00	1.01	1.97	0.19
44-1	ZK44102	V10	600009	171.60	3.87	3.27	0.14	180.00	3.91	3.01	0.15
44-2	ZK44201	V10	600017	32.20	0.46	1.50	-	36.00	0.48	1.47	0.04
44-2	ZK44201	V11	600018	18.00	0.11	1.62	-	17.00	0.14	1.52	0.12
44-2	ZK44201	V11	600019	11.00	0.23	1.13	-	12.00	0.27	1.12	0.02
44-2	ZK44201	V6	600020	6.40	0.19	0.32	-	6.00	0.19	0.28	0.02
48	ZK4803	V2	601369	124.50	1.78	1.54	0.01	120.00	1.91	1.60	0.02
48-0	ZK48001	V10	600051	4.10	0.04	0.57	-	3.00	0.13	0.55	0.02
48-0	ZK48001	V11	600053	5.20	0.05	1.86	-	6.00	0.06	2.21	0.04
48-0	ZK48002	V10	600061	4.00	0.13	0.57	-	3.00	0.13	0.58	0.03
48-0	ZK48002		80138	15.00	0.35	2.79	0.04	14.00	0.29	2.62	0.06
48-0	ZK48002	V11	600065	20.70	0.48	4.96	-	20.00	0.48	4.93	0.13
48-1	ZK48101	V6	600130	53.40	0.54	0.09	0.02	46.00	0.45	0.08	0.03
48-1	ZK48101	V10	600136	3.20	0.07	0.14	0.01	2.00	0.06	0.15	0.02
48-1	ZK48101	V11	600139	3.60	0.07	0.11	0.02	2.00	0.07	0.10	0.03
48-1	ZK48101	V11	600140	3.20	0.06	0.12	0.03	3.00	0.05	0.11	0.03
48-3	ZK48301	V2	601395	12.55	0.20	1.41	0.01	11.00	0.18	1.24	0.01
48-3	ZK48301	V2	601396	20.30	0.79	1.26	0.02	19.00	0.69	1.18	0.04
48-3	ZK48301	V2	601397	53.80	1.31	6.47	0.20	47.00	1.07	5.66	0.25
48-3	ZK48301	V2	601398	3.69	0.12	0.29	0.01	5.00	0.12	0.26	0.02
48-3	ZK48301	V2	601399	3.45	0.16	0.24	0.01	4.00	0.14	0.28	0.02
48-3	ZK48301	V2	601400	1.15	0.04	0.07	0.00	2.00	0.04	0.06	0.01
48-3	ZK48301	V2	601401	2.65	0.07	0.17	0.01	2.00	0.07	0.16	0.02
48-3	ZK48301	V2	601402	49.70	1.59	3.23	0.08	47.00	1.35	2.95	0.09
48-3	ZK48301	V2	601403	24.35	0.73	1.54	0.02	22.00	0.62	1.44	0.03
48-3	ZK48301	V10	601407	30.00	1.39	1.81	0.04	31.00	1.37	1.89	0.05
48-3	ZK48301	V10	601408	11.60	0.23	2.32	0.07	11.00	0.22	2.51	0.10
48-3	ZK48301	V11	601410	3.00	0.09	1.07	0.01	3.00	0.09	0.99	0.02
52	ML8	V2	0#-H5	44.75	1.40	3.16	0.18	47.00	1.37	3.34	0.19
52	ML8	V2	2#-H1	36.92	0.17	1.79	0.28	35.00	0.17	1.78	0.28
52	BT07-19	V6	BT07-19H1	36.09	0.23	0.05	0.00	36.00	0.26	0.07	0.01
54	BT07-16	V7	BT07-16-H9	54.63	0.09	0.14	0.01	52.00	0.10	0.16	0.02
58	ZK60101	V2	601460	6.93	0.71	0.27	0.01	6.00	0.69	0.27	0.02
421	ZK42101	V4	601942	2.10	0.01	0.05	0.00	2.00	0.01	0.05	0.01
411	ZK41101	V4	601856	10.30	0.32	0.57	0.02	9.00	0.31	0.57	0.02
403	ZK30301	V3	601640	33.80	1.08	2.78	0.00	34.00	1.09	3.01	0.01
401	ZK40101	V4	601447	7.97	0.02	0.11	0.01	7.00	0.02	0.12	0.02
406	ZK40601	V4-1	601427	13.55	0.79	0.86	0.01	14.00	0.64	0.80	0.02
406	ZK40601	V4	601435	463.50	0.43	1.74	0.02	458.00	0.46	1.89	0.04
406	ZK40601	V4	601436	150.00	0.30	1.06	0.02	146.00	0.29	1.07	0.04

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406	ZK40602	V4	601905	40.60	1.46	6.01	0.31	41.00	1.49	5.63	0.35
418-1	ZK41801	V4	601482	6.57	1.70	0.25	0.00	9.00	1.62	0.25	<0.01
418-1	ZK41801	V4	601483	8.70	1.44	0.37	0.00	8.00	1.20	0.33	0.01
418-1	ZK41801		601487	1190.00	0.76	0.68	0.02	1180.00	0.76	0.65	0.03

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Appendix 4: Detailed information about the resource estimate of Gaocheng deposit

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Technical Report on Guangdong Yunfu Projects	Page 90

Detailed block information of the resource estimate of Gaocheng deposit

							Average grades				Metals contained
			Area	Horizontal	S.G.		Ag	Pb	Zn	Sn	Ag	Pb	Zn	Sn
Vein	Block	Category	(M )[2]	Thickness	t/m3	Tonnage	(g/t)	(%)	(%)	(%)	kg	t	t	t	Remark
				(m)
V2	1	Inferred	7736	3.00	3.00	69626	340.58	0.65	0.14	0.13	23713.19	451.85	95.36	91.91	Oxidized
	2	Inferred	8349	2.83	3.00	70756	175.58	2.41	0.08	0.09	12423.14	1701.74	58.08	66.85	Oxidized
	3	Inferred	3917	3.72	3.00	43709	136.89	2.96	0.12	0.14	5983.21	1294.60	52.22	62.72	Oxidized
	4	Inferred	2719	1.58	3.00	12889	968.00	0.40	0.04	0.39	12476.41	51.56	4.77	50.27	Oxidized
	6	Inferred	13618	3.64	3.57	176825	208.66	0.11	5.37	0.05	36896.03	192.82	9489.24	92.30	Sulphide
	7	Measured	9262	4.10	3.57	135624	246.36	1.56	4.21	0.19	33412.33	2116.02	5706.49	257.11	Sulphide
	8	Inferred	8293	3.04	3.57	89932	278.42	3.04	3.34	0.23	25038.66	2736.88	2999.94	206.81	Sulphide
	9	Inferred	19028	3.38	3.57	229376	207.63	2.57	2.08	0.21	47625.80	5902.83	4768.23	481.63	Sulphide
	10	Indicated	8567	3.26	3.57	99687	39.74	0.14	2.17	0.12	3961.14	140.82	2163.82	120.95	Sulphide
	11	Inferred	30859	3.85	3.57	424327	48.53	0.40	2.24	0.09	20590.65	1681.29	9504.05	383.62	Sulphide
	12	Inferred	9063	0.71	3.57	22993	40.25	1.46	2.71	0.16	925.58	336.60	622.73	36.81	Sulphide
	14	Measured	10691	3.37	3.57	128507	191.12	0.11	4.58	0.00	24559.65	136.30	5883.38	6.12	Sulphide
	15	Measured	5607	3.38	3.57	67728	201.54	0.16	4.92	0.14	13650.03	111.50	3333.34	96.88	Sulphide
	16	Measured	8129	2.50	3.57	72473	284.14	2.61	3.16	0.35	20592.42	1892.80	2289.14	253.99	Sulphide
	17	Indicated	12506	4.41	3.57	196768	186.67	1.91	1.61	0.21	36730.16	3750.59	3174.80	406.21	Sulphide
	18	Indicated	10136	3.89	3.57	140852	90.62	0.59	1.80	0.18	12764.50	824.52	2541.18	253.53	Sulphide
	19	Indicated	9704	3.77	3.57	130543	53.38	0.73	2.00	0.09	6968.24	958.15	2609.48	123.39	Sulphide
	20	Indicated	7790	4.11	3.57	114373	58.28	0.69	1.90	0.07	6665.10	791.61	2168.64	84.24	Sulphide
	21	Inferred	24728	2.48	3.57	218680	36.45	0.41	2.15	0.11	7971.72	907.03	4697.75	234.21	Sulphide
	22	Inferred	20242	2.31	3.57	166883	23.57	0.76	2.36	0.12	3933.31	1264.72	3930.20	199.45	Sulphide
	23	Inferred	14334	0.90	3.57	45983	23.72	0.19	2.00	0.09	1090.73	88.33	919.03	41.73	Sulphide
	24	Measured	5208	0.92	3.57	17135	24.06	0.31	1.93	0.09	412.27	53.64	330.76	15.92	Sulphide
	25	Inferred	20694	4.29	3.57	316877	157.15	2.67	2.58	0.20	49796.83	8454.67	8165.02	618.00	Sulphide
	26	Measured	3630	5.29	3.57	68567	130.20	3.04	2.89	0.12	8927.24	2083.09	1983.18	79.30	Sulphide
	27	Indicated	9939	4.07	3.57	144465	121.80	2.95	2.88	0.11	17595.40	4259.26	4165.20	159.34	Sulphide
	28	Inferred	16923	1.88	3.57	113640	15.66	0.54	1.88	0.17	1779.69	612.93	2132.19	198.48	Sulphide
	29	Inferred	33865	4.96	3.57	599701	203.84	4.49	4.93	0.25	122243.07	26930.76	29584.62	1484.16	Sulphide
	30	Indicated	11465	2.98	3.57	121971	172.07	3.83	4.35	0.24	20987.56	4666.16	5304.42	293.64	Sulphide
	31	Inferred	8597	2.89	3.57	88751	120.65	1.33	4.14	0.30	10707.76	1184.58	3674.43	270.20	Sulphide

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	total	Measured	42526	3.23	3.57	490033	207.24	1.30	3.98	0.14	101554	6393	19526	709
		Indicated	70108	3.79	3.57	948659	111.39	1.62	2.33	0.15	105672	15391	22128	1441
		Inferred(o)	22721	2.43	3.00	196979	277.17	1.78	0.11	0.14	54596	3500	210	272
		Inferred(s)	220244	3.17	3.57	2493966	131.76	2.02	3.23	0.17	328600	50293	80487	4247
		Inferred	242965	3.10	3.53	2690945	142.40	2.00	3.00	0.17	383196	53793	80698	4519
V2-1	1	Inferred	2444	2.10	3.00	15395	82.20	0.27	0.03		1265.45	41.05	4.36	0.00	Oxidized
	2	Inferred	7283	0.59	3.57	15308	28.83	0.91	5.45	0.08	441.29	139.38	834.60	12.21	Sulphide
	3	Indicated	2798	0.72	3.57	7218	22.24	0.92	3.91	0.05	160.51	66.55	282.22	3.79	Sulphide
	4	Inferred	9610	0.59	3.57	20084	10.31	0.33	4.63	0.04	207.14	66.43	930.17	8.38	Sulphide
	5	Indicated	4170	0.87	3.57	12886	57.00	0.28	2.41	0.15	734.48	35.73	310.14	19.41	Sulphide
	6	Indicated	7655	0.59	3.57	16125	69.76	1.19	2.71	0.19	1124.90	191.27	436.48	30.21	Sulphide
	7	Indicated	8382	0.88	3.57	26406	35.70	1.51	1.34	0.05	942.57	397.58	354.99	13.53	Sulphide
	8	Inferred	8924	1.01	3.57	32228	63.49	1.35	2.49	0.21	2046.04	435.30	803.80	67.17	Sulphide
	9	Inferred	14065	0.84	3.57	42205	51.27	0.63	1.24	0.16	2163.83	267.40	524.56	68.01	Sulphide
	10	Inferred	9924	0.82	3.57	28910	50.42	0.66	1.86	0.11	1457.74	192.02	538.55	33.25	Sulphide
	11	Inferred	18544	0.96	3.57	63577	60.03	0.77	1.66	0.16	3816.77	488.49	1052.34	100.09	Sulphide
	12	Inferred	36555	0.70	3.57	90715	99.09	1.44	3.55	0.46	8988.74	1308.14	3221.26	419.34	Sulphide
	13	Indicated	3530	1.05	3.57	13261	65.28	1.56	2.50	0.21	865.71	207.13	331.58	27.59	Sulphide
	total	Indicated	26535	0.80	3.57	75895	50.44	1.18	2.26	0.12	3828	898	1715	95
		Inferred(o)	2444	1.76	3.00	15395	82.20	0.27	0.03	0.00	1265	41	4	0
		Inferred(s)	104905	0.78	3.57	293027	65.26	0.99	2.70	0.24	19122	2897	7905	708
		Inferred	107349	0.80	3.54	308422	66.10	0.95	2.56	0.23	20387	2938	7910	708
V2-2	1	Inferred	12902	2.10	3.00	81281	82.20	0.27	0.03		6681.31	216.75	23.03	0.00	Oxidized
	2	Inferred	2638	1.21	3.00	9573	112.60	0.04	1.47		1077.89	3.73	140.72	0.00	Oxidized
	3	Inferred	46363	1.59	3.57	262794	45.51	1.45	3.22	0.05	11961.02	3798.98	8451.09	132.45	Sulphide
	4	Inferred	5580	0.71	3.57	14100	141.75	1.85	3.52	0.05	1998.76	261.55	495.77	7.51	Sulphide
	5	Inferred	9145	1.02	3.57	33144	60.04	0.59	0.77	0.20	1990.01	195.56	255.74	64.93	Sulphide
	6	Inferred	15943	1.44	3.57	81814	48.61	0.34	0.71	0.15	3976.93	280.26	579.24	125.88	Sulphide
	7	Indicated	5639	1.41	3.57	28317	24.10	0.44	1.27	0.06	682.45	124.93	360.22	18.22	Sulphide
	8	Indicated	10446	1.07	3.57	39896	71.92	1.45	4.25	0.04	2869.53	577.45	1696.59	15.36	Sulphide
	9	Inferred	2196	1.18	3.57	9221	79.91	2.30	6.39	0.06	736.83	211.70	588.93	5.16	Sulphide
	10	Inferred	38514	0.75	3.57	102642	91.43	0.86	4.44	0.10	9384.37	882.53	4557.42	99.81	Sulphide
	12	Indicated	3757	1.24	3.57	16684	48.72	0.35	0.77	0.17	812.80	58.31	129.08	29.16	Sulphide
	13	Inferred	12968	1.35	3.57	62707	14.60	0.46	1.01	0.08	915.82	287.98	635.51	52.63	Sulphide

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	14	Inferred	14763	1.12	3.57	59051	44.04	0.34	1.37	0.05	2600.49	200.01	809.75	28.63	Sulphide
	15	Inferred	5705	0.69	3.57	13963	94.93	0.28	3.18	0.02	1325.53	38.72	443.67	3.40	Sulphide
	16	Inferred	32309	0.79	3.57	91686	52.07	0.24	2.71	0.30	4774.48	218.99	2483.31	275.37	Sulphide
	total	Indicated	19841	1.20	3.57	84897	51.41	0.90	2.57	0.07	4365	761	2186	63
		Inferred(o)	15540	1.64	3.00	90854	85.40	0.24	0.18	0.00	7759	220	164	0
		Inferred(s)	183486	1.12	3.57	731122	54.25	0.87	2.64	0.11	39664	6376	19300	796
		Inferred	199026	1.16	3.51	821976	57.69	0.80	2.37	0.10	47423	6597	19464	796
V3	1	Inferred	5087	2.55	3.00	38913	549.89	0.25	0.02	0.04	21398.08	97.21	7.50	15.57	Oxidized
	2	Inferred	12262	0.65	3.57	28455	114.11	10.89	8.95	0.04	3246.98	3099.86	2546.86	11.12	Sulphide
		Inferred	17349	1.09	3.24	67368	365.83	4.75	3.79	0.04	24645	3197	2554	27
V4	1	Inferred	3135	1.00	3.00	9404	142.70	0.14	0.05	0.03	1341.91	13.17	4.98	2.82	Oxidized
	2	Inferred	5331	2.75	3.00	43982	230.29	0.78	0.12	0.07	10128.46	344.42	52.11	30.35	Oxidized
	3	Inferred	3446	2.20	3.57	27064	416.43	1.19	0.09	0.12	11270.37	322.31	23.28	33.22	Oxidized
	5	Inferred	10174	0.85	3.57	30874	270.40	0.06	0.05	0.02	8348.24	17.29	16.05	6.17	Sulphide
	6	Inferred	27639	1.69	3.57	166755	211.63	0.90	1.00	0.10	35290.54	1499.06	1671.46	174.63	Sulphide
	7	Inferred	32628	0.97	3.57	112987	130.25	1.07	1.66	0.06	14716.96	1204.47	1880.98	66.21	Sulphide
	total	Inferred(o)	11912	1.89	3.00	80450	282.67	0.85	0.10	0.08	22741	680	80	66
		Inferred(s)	70441	1.24	3.57	310616	187.87	0.88	1.15	0.08	58356	2721	3569	247
		Inferred	82353	1.33	3.45	391066	207.37	0.87	0.93	0.08	81096	3401	3649	313
V5	1	Inferred	11056	0.80	3.00	26534	101.20	0.05	0.02	0.00	2685.27	14.33	5.84	0.00	Oxidized
	2	Inferred	4343	0.80	3.57	12405	99.73	0.01	0.02	0.02	1237.18	1.64	3.04	2.83	Sulphide
	3	Inferred	45452	0.47	3.57	76264	381.97	2.55	1.74	0.08	29130.27	1942.53	1324.54	60.57	Sulphide
	total	Inferred(o)	11056	0.67	3.00	26534	101.20	0.05	0.02	0.00	2685	14	6	0
		Inferred(s)	49795	0.50	3.57	88669	342.48	2.19	1.50	0.07	30367	1944	1328	63
		Inferred	60851	0.53	3.44	115203	286.91	1.70	1.16	0.06	33053	1958	1333	63
V5-1	1	Inferred	5016	0.99	3.00	14898	58.65	0.09	0.02	0.00	873.79	13.41	2.98	0.00	Oxidized
	2	Inferred	3067	2.35	3.00	21620	293.92	1.78	0.11	0.01	6354.55	383.83	24.33	2.66	Oxidized
	3	Inferred	12337	0.62	3.57	27307	62.02	0.35	6.24	0.18	1693.62	95.02	1705.12	50.40	Sulphide
	total	Inferred(o)	8083	1.27	3.00	36518	197.94	1.09	0.07	0.01	7228	397	27	3
		Inferred(s)	12337	0.62	3.57	27307	62.02	0.35	6.24	0.18	1694	95	1705	50

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		Inferred	20420	0.88	3.24	63825	139.79	0.77	2.71	0.08	8922	492	1732	53
V6	1	Inferred	8357	1.37	3.00	34324	89.29	0.24	0.07	0.01	3064.90	83.81	24.26	4.52	Oxidized
	2	Inferred	7927	0.80	3.00	18993	57.95	0.22	0.12	0.00	1100.58	42.67	22.20	0.00	Oxidized
	3	Inferred	10106	1.70	3.00	51538	422.80	1.42	0.05	0.30	21790.45	731.85	26.80	154.62	Oxidized
	5	Inferred	21406	1.69	3.57	129316	94.70	0.18	7.84	0.09	12246.02	227.35	10136.67	114.78	Sulphide
	6	Inferred	44916	1.48	3.57	238090	123.77	0.64	8.64	0.12	29468.23	1515.37	20559.30	295.55	Sulphide
	7	Inferred	39546	0.32	3.57	44545	76.66	1.45	4.48	0.39	3415.04	645.50	1994.65	173.77	Sulphide
	8	Inferred	25633	0.72	3.57	65428	147.16	0.13	0.60	0.14	9628.59	83.23	391.06	90.32	Sulphide
	10	Inferred	112780	0.97	3.57	388688	92.65	0.52	6.24	0.09	36010.70	2019.46	24248.57	367.27	Sulphide
	11	Inferred	39013	1.00	3.57	138845	25.71	0.99	2.18	0.11	3569.03	1373.83	3030.36	156.21	Sulphide
	12	Inferred	28350	1.34	3.57	135740	16.24	0.86	1.78	0.09	2204.98	1162.94	2418.36	126.79	Sulphide
	total	Inferred(o)	26389	1.11	3.00	104856	247.54	0.82	0.07	0.15	25956	858	73	159
		Inferred(s)	311644	1.03	3.57	1140652	84.64	0.62	5.50	0.12	96543	7028	62779	1325
		Inferred	338033	1.03	3.52	1245508	98.35	0.63	5.05	0.12	122499	7886	62852	1484
V7	1	Inferred	660	0.60	3.00	1187	102.50	0.11	0.36	0.04	121.70	1.31	4.27	0.47	Oxidized
	2	Inferred	1006	0.60	3.00	1811	102.50	0.11	0.36	0.04	185.61	1.99	6.52	0.72	Oxidized
	3	Inferred	2827	0.66	3.57	6645	18.96	0.38	1.92	0.04	126.03	25.13	127.49	2.78	Sulphide
	4	Inferred	3324	1.16	3.57	13769	64.38	1.85	2.28	0.06	886.49	255.00	314.37	8.41	Sulphide
	5	Inferred	6293	0.68	3.57	15223	113.97	0.32	4.30	0.52	1734.92	48.89	654.11	79.69	Sulphide
	6	Inferred	3076	0.70	3.57	7682	86.36	0.06	2.90	0.09	663.44	4.59	223.01	7.18	Sulphide
	7	Inferred	10717	0.73	3.57	27936	88.24	0.31	0.76	0.05	2464.96	85.96	213.16	13.40	Sulphide
	8	Inferred	2639	3.05	3.57	28729	53.10	0.96	3.62	0.07	1525.59	274.60	1038.90	20.44	Sulphide
	9	Indicated	2955	2.31	3.57	24338	48.10	0.85	3.43	0.07	1170.71	206.61	835.36	16.49	Sulphide
	10	Inferred	5920	2.63	3.57	55505	51.06	0.70	2.92	0.08	2834.06	385.95	1620.44	43.87	Sulphide
	11	Inferred	4031	1.79	3.57	25714	58.26	0.88	1.41	0.08	1498.07	227.02	361.88	21.40	Sulphide
	12	Indicated	5970	2.05	3.57	43660	43.69	1.08	2.26	0.09	1907.49	473.51	987.83	39.36	Sulphide
	13	Indicated	4219	1.74	3.57	26139	43.11	1.44	2.71	0.08	1126.81	377.69	708.30	21.95	Sulphide
	14	Inferred	21016	1.47	3.57	110519	33.80	1.60	1.83	0.08	3735.97	1764.94	2017.63	89.39	Sulphide
	15	Indicated	7228	0.85	3.57	21961	84.32	0.11	2.83	0.11	1851.80	23.83	621.68	23.74	Sulphide
	16	Inferred	3611	1.00	3.57	12926	82.50	0.14	2.77	0.12	1066.42	18.35	357.52	15.22	Sulphide
	17	Inferred	8429	0.85	3.57	25698	63.80	0.08	5.13	0.17	1639.44	21.19	1317.09	42.45	Sulphide
	18	Inferred	21020	2.84	3.57	212747	54.35	0.76	2.71	0.09	11563.57	1606.61	5775.97	186.93	Sulphide
	19	Indicated	5274	2.04	3.57	38373	43.12	1.07	1.44	0.11	1654.55	410.63	550.69	40.95	Sulphide
	20	Inferred	7553	2.33	3.57	62843	38.26	1.39	1.87	0.10	2404.51	875.19	1174.28	64.47	Sulphide

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	total	Indicated	25647	1.69	3.57	154471	49.92	0.97	2.40	0.09	7711	1492	3704	142
		Inferred(o)	1666	0.50	3.00	2998	102.50	0.11	0.36	0.04	307	3	11	1
		Inferred(s)	100456	1.69	3.57	605937	53.05	0.92	2.51	0.10	32143	5593	15196	596
		Inferred	102122	1.67	3.57	608935	53.29	0.92	2.50	0.10	32451	5597	15207	597
V7-1	1	Inferred	1413	0.60	3.00	2544	102.50	0.11	0.36	0.04	260.72	2.80	9.16	1.02	Oxidized
	2	Inferred	3084	0.60	3.00	5550	102.50	0.11	0.36	0.04	568.91	6.11	19.98	2.22	Sulphide
	3	Indicated	6301	0.60	3.57	13456	72.76	2.56	1.97	0.08	979.09	344.69	265.16	11.05	Sulphide
	4	Inferred	16459	1.51	3.57	88445	79.05	0.21	5.68	0.11	6991.97	187.17	5021.00	100.94	Sulphide
	6	Inferred	8268	1.26	3.57	37214	141.62	1.55	2.03	0.11	5270.23	576.90	756.44	40.55	Sulphide
	7	Inferred	27808	0.86	3.57	85434	253.02	2.29	2.11	0.09	21616.88	1953.91	1806.13	80.05	Sulphide
	8	Inferred	24030	0.92	3.57	78581	168.76	0.64	1.54	0.08	13261.23	499.94	1212.31	59.61	Sulphide
	total	Indicated	6301	0.60	3.57	13456	72.76	2.56	1.97	0.08	979	345	265	11
		Inferred(o)	1413	0.50	3.00	2544	102.50	0.11	0.36	0.04	261	3	9	1
		Inferred(s)	79649	1.04	3.57	295224	161.60	1.09	2.99	0.10	47709	3224	8816	283
		Inferred	81062	1.03	3.57	297768	161.10	1.08	2.96	0.10	47970	3227	8825	284
V8	1	Inferred	2770	1.73	3.00	14378	214.54	0.28	0.04	0.04	3084.54	39.63	6.43	5.75	Oxidized
	Inferred		2770	1.73	3.00	14378	214.54	0.28	0.04	0.04	3084.54	39.63	6.43	5.75
V10	1	Inferred	4118	1.95	3.00	24089	181.02	0.28	0.06		4360.43	68.57	13.52	0.00	Oxidized
	2	Inferred	1831	9.86	3.00	54173	233.08	1.78	0.09	0.05	12626.70	964.78	49.52	27.54	Oxidized
	3	Inferred	40054	1.24	3.57	177541	205.86	3.00	3.61	0.12	36548.22	5334.99	6409.06	210.30	Sulphide
	4	Inferred	16366	3.60	3.57	210046	218.55	2.20	2.51	0.03	45905.81	4627.86	5277.30	57.23	Sulphide
	6	Indicated	5166	2.85	3.57	52525	210.08	2.20	2.60	0.04	11034.52	1153.53	1363.90	19.79	Sulphide
	7	Measured	847	3.23	3.57	9760	175.81	1.57	1.91	0.00	1715.89	153.50	186.44	0.42	Sulphide
	8	Inferred	6190	0.95	3.57	20976	38.15	0.81	2.05	0.05	800.26	168.92	430.63	9.97	Sulphide
	9	Inferred	3197	1.43	3.57	16319	14.82	0.43	2.23	0.07	241.80	70.63	364.06	10.67	Sulphide
	total	Measured	847	3.23	3.57	9760	175.81	1.57	1.91	0.00	1716	153	186	0
		Indicated	5166	2.85	3.57	52525	210.08	2.20	2.60	0.04	11035	1154	1364	20
		Inferred(o)	5949	3.68	3.00	78262	217.06	1.32	0.08	0.04	16987	1033	63	28
		Inferred(s)	65808	1.81	3.57	424882	196.52	2.40	2.94	0.07	83496	10202	12481	288
		Inferred	71757	1.96	3.48	503143	199.71	2.23	2.49	0.06	100483	11236	12544	316
V11	1	Inferred	2021	3.06	3.00	18556	237.86	1.26	0.06	0.05	4413.68	232.96	11.30	9.27	Oxidized
	2	Inferred	33294	0.97	3.57	115008	10.45	0.12	1.16	0.00	1201.96	143.36	1331.20	2.81	Sulphide
	3	Inferred	6993	0.77	3.57	19282	11.29	0.27	2.90	0.00	217.76	52.21	558.34	0.89	Sulphide

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total	Inferred (o)	2021	2.57	3.00	18556	237.86	1.26	0.06	0.05	4414	233	11	9
	Inferred (s)	40287	0.93	3.57	134290	10.57	0.15	1.41	0.00	1420	196	1890	4
	Inferred	42308	1.01	3.50	152846	38.17	0.28	1.24	0.01	5833	429	1901	13

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SRK Report Distribution Record

Report Ref.	SRK078

Copy No.	1

Date	April 30 , 2008

Name/Title	Company	Copy #
Dr Rui Feng	Silvercorp Metals Inc.	1

Approval Signature:

SRK Consulting grants the client ownership of the Deliverables and the Report and a license to make copies of the Report for the purposes only for which SRK Consulting has provided the client with consulting services.

AX/ZW/LN/JL/BS	NI43-101Report Guangdong Gaochengand Shimentou Projects -Final.doc	April 2008